Bank Austria Creditanstalt

A Member of HVB Group
8420 / Investor Relations
Vordere Zollamtsstrasse 13
1030 Vienna / Austria
Tel.: +43 (0) 50505 - 58853
Fax: +43 (0) 50505 - 56112

SEC MAIL PROCESSING
RECEIVED
MAY 11 2004
WASH. D.C. 155 SECTION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street
Washington, DC 20549
United States of America

04030068

Vienna, 30 April 2004

Attn: Office of International Corporation Finance

Re: Bank Austria Creditanstalt AG, **file number 82-34765**
Submission of Information pursuant to Rule 12g3-2(b)

SUPPL

Dear Sir or Madame:

Please find enclosed information from Bank Austria Creditanstalt pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact me (+43-50505-58803) with any questions you have.

Bank Austria Creditanstalt AG

Gerhard Smoley Ursula Künstler

PROCESSED
MAY 17 2004
THOMSON FINANCIAL

dw 5/17

Bank Austria Creditanstalt

A Member of HVB Group

Not for distribution in or into the United States, Canada or Japan

P r e s s R e l e a s e Vienna, April 22, 2004

Bank Austria Creditanstalt issues EUR 500m Floating Rate Note

Bank Austria Creditanstalt (BA-CA) issued a floating rate note with a volume of EUR 500m and a 5 year maturity today. HVB Corporates & Markets and Banc of America Securities act as Joint Lead Managers for this benchmark transaction.

Investor interest in the issue was very high, allowing the issue to be fully placed within one day. The bond was primarily placed with European institutional investors.

The security was offered at a fixed-reoffer price of 99.91%. It has a quarterly coupon of 3-month Euribor plus 15 bp. Settlement is 6 May 2004, and the bond falls due on 6 May 2009. The Bank will apply for a listing in Luxembourg.

Following the successful issue of Bank Austria Creditanstalt's shares in 2003, this is another proof of the Bank's strong presence on the international capital markets.

Enquiries: Bank Austria Creditanstalt
Veronika Fischer-Rief, International Markets
Tel. +43 (0)5 05 05-82833; E-Mail: veronika.fischer-rief@ba-ca.com

Disclaimer

This document does not constitute an offer to issue or sell, or the solicitation of an offer to acquire or buy, any Bonds to any person in any jurisdiction.

In the United Kingdom, this announcement is directed exclusively at persons who have professional experience in matters relating to investments who fall within Article 19 or 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001. In the United Kingdom, the Bonds will only be issued to such persons.

This press release is not an offer of securities for sale in the United States. The Bonds and the shares referred to herein have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States absent registration under the Securities Act or an exemption from registration. There will be no public offer of the Bonds or the shares referred to herein in the United States.

Stabilisation / FSA

Bank Austria Creditanstalt

Drucken

Press release

29.04.2004

Results for the first three months of 2004: Bank Austria Creditanstalt's profits up by 32 per cent

- **Profit after taxes up from EUR 101 million to EUR 133 million.**
- **CEE segment makes the strongest contribution to Bank Austria Creditanstalt's.**
  net income before taxes, accounting for 35 per cent of the total figure.
- **Cost/income ratio reduced to 67.5 per cent.**

Bank Austria Creditanstalt (BA-CA) significantly improved its results for the first quarter of 2004 compared with the same period in the previous year. Net income after taxes and minority interests rose by 31.5 per cent to EUR 133 million (first quarter of 2003: EUR 101 million). Contributions to the improvement came from business in Austria and from operations in Central and Eastern Europe (CEE). The CEE business segment contributed EUR 68.5 million to BA-CA's net income before taxes, accounting for about 35 per cent of the total figure and thus making the strongest contribution to BA-CA's results.

Erich Hampel, CEO of Bank Austria Creditanstalt: "We are on track. We have achieved a significant improvement especially in customer business. Bank Austria Creditanstalt rests on a solid foundation and has strong growth potential with its operations in the region of Central and Eastern Europe. Moreover, with shareholders' equity of over EUR 6 billion, we also have the financial strength required for continued strong expansion in this region."

Details of items in the income statement

Net interest income amounted to EUR 541 million, an increase of 4.1 per cent over the first quarter of the previous year (2003: EUR 520 million). This figure does not yet include all dividend income from equity interests. Net interest income excluding income from equity interests rose by 8 per cent to EUR 517 million (2003: EUR 478 million). The net charge for losses on loans and advances was further reduced, by 14.6 per cent, to EUR 109 million (2003: EUR 128 million). This reduction reflects Bank Austria Creditanstalt's tight risk management.

Net fee and commission income also showed a favourable trend, rising by 9.8 per cent to EUR 297 million (2003: EUR 270 million). The net trading result was EUR 57 million, 48 per cent lower than the exceptionally good result for the first quarter of the previous year (2003: EUR 109 million); nevertheless, the figure for the first three months of 2004 was one-quarter of the net trading result of EUR 220 million for 2003 as a whole. On the cost side, the trend seen in previous years continued. Bank Austria Creditanstalt further reduced general administrative expenses, by 2.4 per cent to EUR 604 million (2003: EUR 619 million). BA-CA's operating profit thus amounted to EUR 181 million, an increase of 21.5 per cent over the previous year's figure of EUR 149 million.

Net income from investments reached EUR 33 million (2003: EUR 20 million). This increase reflects gains on the sale of shares in Wienerberger AG. Amortisation of goodwill amounted to EUR 18 million (2003: EUR 15 million). Bank Austria Creditanstalt's net income before taxes was EUR 196 million, up by 28.2 per cent on the previous year's level (2003: EUR 153 million). Taxes on income rose to EUR 47 million (2003: EUR 33 million). Minority interests declined to EUR 16 million (2003: EUR 19 million). Thus net income after taxes and minority interests reached EUR 133 million, an increase of 31.5 per cent over the previous year (2003: EUR 101 million).

This improvement in results had the following effects on key financial data:

- The return on equity before taxes was 13.1 per cent (2003: 13.4 per cent), although shareholders' equity in accordance with IAS increased from EUR 5.8 billion to EUR 6.1

billion.

- The return on equity after taxes also remained constant at 8.9 per cent.
- The cost/income ratio improved from 69 per cent to 67.5 per cent.
- Earnings per share for the first quarter rose from EUR 0.89 to EUR 0.91.
- The risk/earnings ratio (net charge for losses on loans and advances as a percentage of net interest income) improved significantly, from 24.6 per cent to 20.2 per cent.
- The Tier 1 capital ratio was 7.81 per cent, after 7.82 per cent at year-end 2003.
- The total capital ratio rose from 13.10 per cent to 13.11 per cent.

Business segment results

Bank Austria Creditanstalt divides its results into five business segments: Private Customers Austria, Corporate Customers Austria, Central and Eastern Europe, International Markets and Corporate Center.

Changes in segment reporting with effect from 2004

Starting from the first quarter of 2004, capital allocation to the business segments has been adjusted. In the past, capital allocated to the business segments amounted to 6.2 per cent of the risk positions (credit and market risk equivalent). In 2004, the percentage rate has been changed to 7 per cent; however, in line with international capital market practices, capital allocated to foreign units in the CEE business segment amounts to 10 per cent of the respective risk equivalent from assets-side business. The difference to the equity capital actually available in each case continues to be transferred to the Corporate Center business segment.

Furthermore, of the costs incurred within Bank Austria Creditanstalt AG, only those costs which have a direct earnings-generating business connection with CEE units are allocated to the CEE business segment. Other costs which Bank Austria Creditanstalt AG has so far allocated to the CEE business segment according to specific cost allocation methods remain in the Corporate Center business segment. Starting from 2004, the interest rate applied to allocated equity capital on a uniform Group-wide basis is 5 per cent, compared with 6.5 per cent in 2003.

Central and Eastern Europe

The markets in **Central and Eastern Europe (CEE)** play a significant role in the strategy of Bank Austria Creditanstalt. EU enlargement on 1 May will give a further boost to the economy in this growth region, where the bank operates the leading network with some 900 offices in 11 countries. The capital increase through Bank Austria Creditanstalt's initial public offering has substantially strengthened the bank's capital resources. On this basis the bank will consistently continue to expand in CEE – through organic growth and acquisitions.

Business in the region developed very favourably in the first quarter. Net income before taxes generated by Bank Austria Creditanstalt's subsidiaries in CEE rose by 12 per cent to EUR 92.2 million (2003: EUR 82.4 million). After amortisation of goodwill and consolidation effects, net income before taxes in the **CEE business segment** was EUR 68.5 million, up by 27 per cent on the previous year (reported for 2003: EUR 54 million; adjusted to the changes in segment reporting: EUR 62 million). This means that the CEE business segment contributed 34.9 per cent to Bank Austria Creditanstalt's net income before taxes. The return on equity was 17.7 per cent (reported for 2003: 25.9 per cent; adjusted to the changes in segment reporting: 18.5 per cent). The cost/income ratio declined from 65 per cent to 60.8 per cent.

Details of other business segments

In the **Private Customers Austria** segment, net income before taxes for the first quarter of 2004 was EUR 36.2 million, up by 16.8 per cent on the previous year (2003: EUR 31.0 million). The increase resulted from an increase in net fee and commission income and a decline in general administrative expenses. The return on equity was 16.8 per cent (2003: 17.4 per cent). The cost/income ratio improved to 80.9 per cent (2003: 82.1 per cent).

The **Corporate Customers Austria** segment achieved a substantial increase of 84 per cent in net income before taxes, which grew from EUR 33 million to EUR 60 million. This improvement resulted primarily from higher net interest income and a considerably lower net

charge for losses on loans and advances. The return on equity was 10.6 per cent (2003: 6.5 per cent). The cost/income ratio was 52.5 per cent (2003: 58.0 per cent).

The **International Markets** segment generated net income before taxes of EUR 24.5 million (2003: EUR 24.4 million). The return on equity reached 49.2 per cent (2003: 41.5 per cent). The cost/income ratio was 62.3 per cent (2003: 69 per cent).

Net income before taxes in the **Corporate Center** segment amounted to EUR 7 million (2003: EUR 11 million).

Inclusion of results in the business segments of HVB Group

Bank Austria Creditanstalt's net income before taxes is included in HVB Group's business segment results in the following way: amortisation of goodwill and calculated refinancing costs as well as other consolidation effects are deducted from the amount of EUR 196 million. The remaining amount of EUR 157 million is apportioned to HVB Group's business segments: EUR 117 million to the Austria and CEE business segment, EUR 19 million to Corporates & Markets, and EUR 21 million to Other Items.

Balance sheet of Bank Austria Creditanstalt

As at 31 March 2004, Bank Austria Creditanstalt's total assets amounted to EUR 139.1 billion, an increase of 1.5 per cent over the year-end 2003 figure (31 December 2003: EUR 137.1 billion).

On the assets side of the balance sheet, loans and advances to, and placements with, banks were reduced by 3.4 per cent, to EUR 24.3 billion (2003: EUR 25.1 billion). Trading assets rose by 2.5 per cent to EUR 16.6 billion. Loans and advances to customers increased slightly, by 0.9 per cent, to EUR 76.7 billion (2003: EUR 76.0 billion). Investments totalled EUR 17.5 billion, an increase of 9.7 per cent (2003: EUR 15.9 billion).

On the liabilities side, amounts owed to banks declined by 0.7 per cent to EUR 38.9 billion (2003: EUR 39.1 billion). Amounts owed to customers rose by 0.5 per cent to EUR 54.1 billion (2003: EUR 53.8 billion). Liabilities evidenced by certificates increased by 6.2 per cent to EUR 18.5 billion (2003: EUR 17.4 billion). Shareholders' equity rose (as a result of profits and valuation) by 5.4 per cent to EUR 6.1 billion (2003: EUR 5.8 billion).

Enquiries: Bank Austria Creditanstalt
Martin Hehemann, tel.: +43 (0)5 05 05 ext. 57007; e-mail: martin.hehemann@ba-ca.com
Peter N. Thier, tel.: +43 (0)5 05 05 ext. 52371; e-mail: peter.thier@ba-ca.com

Income statement of Bank Austria Creditanstalt

Business segments Q1 2004 / Q1 2003

Balance sheet of Bank Austria Creditanstalt at 31 March 2004

Income statement of Bank Austria Creditanstalt for the first three months of 2004

	1 Jan. – 31 March 2004 in EUR m	1 Jan. – 31 March 2003 in EUR m	Change in EUR m	Change in %
Net interest income	541	520	21	4.1
Losses on loans and advances	-109	-128	19	-14.6
Net interest income after losses on loans and advances	432	392	40	10.2
Net fee and commission income	297	270	26	9.8
Net trading result	57	109	-52	-48.0
General administrative expenses	-604	-619	15	-2.4
Balance of other operating income and expenses	0	-3	3	-98.6
Operating profit	**181**	**149**	**32**	**21.5**
Net income from investments	33	20	13	68.2
Amortisation of goodwill	-18	-15	-3	17.2
Balance of other income and expenses	0	-1	0	-40.2
Net income before taxes	**196**	**153**	**43**	**28.2**
Taxes on income	-47	-33	-14	42.1
Minority interests	-16	-19	3	-15.1
Net income after taxes and minority interests	**133**	**101**	**32**	**31.5**

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

Income statement of Bank Austria Creditanstalt by quarter

	Q1 2004 in EUR m	Q4 2003 in EUR m	Q3 2003 in EUR m	Q2 2003 in EUR m	Q1 2003 in EUR m
Net interest income	541	566	551	539	520
Losses on loans and advances	-109	-111	-127	-101	-128
Net interest income after losses on loans and advances	432	455	424	438	392
Net fee and commission income	297	296	296	273	270
Net trading result	57	3	31	78	109
General administrative expenses	-604	-641	-598	-622	-619
Balance of other operating income and expenses	0	8	14	-1	-3
Operating profit	**181**	**121**	**166**	**166**	**149**
Net income from investments	33	95	6	0	20
Amortisation of goodwill	-18	-19	-16	-16	-15
Balance of other income and expenses	0	-6	-1	-1	-1
Net income before taxes	**196**	**191**	**156**	**148**	**153**
Taxes on income	-47	-53	-36	-33	-33
Minority interests	-16	8	10	14	19
Net income after taxes and minority interests	**133**	**130**	**110**	**101**	**101**

Bank Austria Creditanstalt

A Member of HVB Group

Business segments Q1 2004 / Q1 2003

€ m		Private Customers Austria	Corporate Customers Austria	Central and Eastern Europe	Inter-national Markets	Corporate Center	BA-CA GROUP
Net interest income	Q1 2004	188	189	162	15	-13	541
	Q1 2003	195	169	139	15	2	520
Losses on loans and advances	Q1 2004	-24	-60	-26	0	0	-109
	Q1 2003	-24	-74	-29	0	-1	-128
Net fee and commission income	Q1 2004	128	70	96	5	-3	297
	Q1 2003	121	70	82	3	-5	270
Net trading result	Q1 2004	1	0	11	37	9	57
	Q1 2003	2	0	27	57	23	109
General administrative expenses	Q1 2004	-255	-138	-162	-34	-14	-604
	Q1 2003	-260	-139	-160	-48	-12	-619
Balance of other operating income and expenses	Q1 2004	0	3	-3	-3	2	0
	Q1 2003	-2	2	-2	-5	3	-3
Operating profit	**Q1 2004**	**37**	**65**	**79**	**20**	**-19**	**181**
	Q1 2003	**32**	**27**	**57**	**22**	**11**	**149**
Net income from investments	Q1 2004	1	-4	2	5	29	33
	Q1 2003	0	7	7	5	1	20
Amortisation of goodwill	Q1 2004	-1	-1	-12	-1	-3	-18
	Q1 2003	-2	-1	-9	-2	-1	-15
Balance of other income and expenses	Q1 2004	0	0	0	0	0	0
	Q1 2003	0	0	0	0	0	-1
Net income before taxes	**Q1 2004**	**36**	**60**	**68**	**24**	**7**	**196**
	Q1 2003	**31**	**33**	**54**	**24**	**11**	**153**

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

Bank Austria Creditanstalt

A Member of HVB Group

€ m		Private Customers Austria	Corporate Customers Austria	Central and Eastern Europe	Inter-national Markets	Corporate Center	BA-CA GROUP
Credit and market risk equivalent	Q1 2004	12,275	32,325	15,610	2,838	5,107	68,155
(Austrian Banking Act)	Q1 2003	11,478	32,354	13,440	3,793	6,228	67,293
Average allocated equity	Q1 2004	859	2,263	1,548	199	1,103	5,972
	Q1 2003	712	2,006	833	235	787	4,573
Return on equity before taxes in %	Q1 2004	*16.8*	*10.6*	*17.7*	*49.2*	*2.7*	*13.2*
	Q1 2003	*17.4*	*6.5*	*25.9*	*41.5*	*5.6*	*13.4*
Cost/income ratio in %	Q1 2004	*80.9*	*52.5*	*60.8*	*62.3*		*67.5*
	Q1 2003	*82.1*	*58.0*	*65.0*	*69.0*		*69.0*

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

Balance sheet of Bank Austria Creditanstalt at 31 March 2004

Assets	31 March 2004 in EUR m	31 Dec. 2003 in EUR m	Change in EUR m	Change in %
Cash and balances with central banks	2,449	2,286	163	7.1
Trading assets	16,550	16,140	410	2.5
Loans and advances to, and placements with, banks	24,283	25,130	-847	-3.4
Loans and advances to customers	76,665	75,997	668	0.9
- Loan loss provisions	-3,463	-3,490	28	-0.8
Investments	17,455	15,910	1,545	9.7
Property and equipment	1,122	1,120	2	0.2
Intangible assets	1,279	1,288	-8	-0.6
Other assets	2,736	2,674	62	2.3
Total assets	**139,076**	**137,053**	**2,023**	**1.5**
Liabilities and shareholders' equity	**31 March 2004 in EUR m**	**31 Dec. 2003 in EUR m**	**Change in EUR m**	**Change in %**
Amounts owed to banks	38,845	39,133	-288	-0.7
Amounts owed to customers	54,084	53,824	260	0.5
Liabilities evidenced by certificates	18,471	17,399	1,072	6.2
Trading liabilities	9,423	8,560	863	10.1
Provisions	3,521	3,422	99	2.9
Other liabilities	2,832	3,118	-287	-9.2
Subordinated capital	5,392	5,419	-27	-0.5
Minority interests	379	362	17	4.7
Shareholders' equity	6,128	5,815	313	5.4
Total liabilities and shareholders' equity	**139,076**	**137,053**	**2,023**	**1.5**

Balance sheet of Bank Austria Creditanstalt at 31 March 2004

Assets	31 March 2004 in EUR m	31 Dec. 2003 in EUR m	Change in EUR m	Change in %
Cash and balances with central banks	2,449	2,286	163	7.1
Trading assets	16,550	16,140	410	2.5
Loans and advances to, and placements with, banks	24,283	25,130	-847	-3.4
Loans and advances to customers	76,665	75,997	668	0.9
- Loan loss provisions	-3,463	-3,490	28	-0.8
Investments	17,455	15,910	1,545	9.7
Property and equipment	1,122	1,120	2	0.2
Intangible assets	1,279	1,288	-8	-0.6
Other assets	2,736	2,674	62	2.3
Total assets	**139,076**	**137,053**	**2,023**	**1.5**
Liabilities and shareholders' equity	**31 March 2004 in EUR m**	**31 Dec. 2003 in EUR m**	**Change in EUR m**	**Change in %**
Amounts owed to banks	38,845	39,133	-288	-0.7
Amounts owed to customers	54,084	53,824	260	0.5
Liabilities evidenced by certificates	18,471	17,399	1,072	6.2
Trading liabilities	9,423	8,560	863	10.1
Provisions	3,521	3,422	99	2.9
Other liabilities	2,832	3,118	-287	-9.2
Subordinated capital	5,392	5,419	-27	-0.5
Minority interests	379	362	17	4.7
Shareholders' equity	6,128	5,815	313	5.4
Total liabilities and shareholders' equity	**139,076**	**137,053**	**2,023**	**1.5**

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

Bank Austria Creditanstalt

Drucken

Ad-hoc Releases

29.04.2004

Bank Austria Creditanstalt's results for the first quarter of 2004

- Bank Austria Creditanstalt's profits up by 32%
- Net income after taxes and minorities up from EUR 101m to EUR 133m
- With an increased basis of shareholders´ equity the ROE after taxes remained unchanged at 8.9 percent - Cash ROE at 12.2%
- *Net income before taxes up by 28% from EUR 153m to EUR 196m*

in EUR m	Q1/04	Q1/03	in m	in %
Net interest income	541	520	21	+4,1
Losses on loans and advances	-109	-128	19	-14,6
Net interest income after losses on loans and advances	432	392	40	+10,2
Net fee and comission income	297	270	26	+9,8
Net trading result	57	109	-52	-48,0
General administrative expenses	-604	-619	15	-2,4
Balance of other operating income and expenses	0	-3	3	-98,6
Operating profit	181	149	32	+21,5
Net income from investments	33	20	13	+68,2
Amortisation of goodwill	-18	-15	-3	+17,2
Balance of other income and expences	0	-1	0	-40,2
Net income before taxes	196	153	43	+28,2
Net income after taxes and minority interests	133	101	32	31,5

	Q1/04	Q1/03
ROE after taxes (%)	8.9	8.9
Cost/income ratio (%)	67.5	69.0
Risk/earnings ratio (%)	20.2	24.6
Tier 1 ratio (%)	7.8	6.7

in EUR bn	31/03/04	31/12/03	31/03/03
Total assets	139.1	137.1	145.1
Shareholders´equity	6.1	5.8	4.5

Rückfragen: Investor Relations +43 (0) 50505 58853
E-Mail:ir@ba-ca.com

Harald Triplat ☎ +43 (0) 50505 50005
Gerhard Smoley ☎ +43 (0) 50505 58803

Vienna, 29 April 2004

Results for the first quarter of 2004:

Bank Austria Creditanstalt's profits up by 32 per cent

- **Net income after taxes and minority interests up from EUR 101 million to EUR 133 million**
- **Net income before taxes up by 28% from EUR 153 million to EUR 196 million**
- **The contribution of the CEE business segment to Bank Austria Creditanstalt's net income before taxes is 35%, ROE 17.7% and cost/income ratio 60.8%**

- Earnings per share for the first quarter of 2004 rose despite significantly higher number of shares from EUR 0.89 to EUR 0.91.
- In consequence of the increased basis of shareholders' equity the ROE after taxes remained unchanged at 8.9 percent. Cash ROE was 12.2 per cent (Q1 2003: 12.6 per cent). Cost/Income Ratio improved to 67.5% (Q1 2003: 69.0%).
- Operating profit improved to EUR 181 million, up 21% on the previous year's level. Compared to Q4 2003 this is an increase of EUR 60 million or 50%.
- Net charge for losses on loans and advances continued to decline. The risk/earnings ratio improved to 20.2 per cent, credit risk charge / RWA amounted to 66 basis points.
- Net income before taxes generated by Bank Austria Creditanstalt's subsidiaries in CEE amounted to EUR 92.2 million, an increase of 12% on the previous year's level.
- Risk weighted assets rose by EUR 0.5 billion to EUR 66.1 billion in Q1 2004.
- As at 31/03/04 the Tier 1 capital ratio remained unchanged at 7.8 per cent (31/12/03: 7.8 per cent), the total capital ratio was 13.1 per cent (2003: 13.1 per cent).

Bank Austria Creditanstalt (BA-CA) significantly improved its results for the first quarter of 2004 compared with the same period in the previous year. Net income after taxes and minority interests rose by 31.5 per cent to EUR 133 million (Q1 2003: EUR 101 million). Contributions to the improvement came from business in Austria and from operations in Central and Eastern Europe (CEE). The CEE business segment contributed EUR 68.5 million to BA-CA's net income before taxes, accounting for about 35 per cent of the total figure.

Details of items in the income statement

The increase of net interest income that started in the previous quarters showed sustainable effects also in the first quarter of 2004. Thus the pure interest income without dividends received amounted to EUR 478 million in the first quarter 2003 and was up to EUR 517 million in the first quarter of this year (+8%). Compared to the previous quarter the pure interest income remained at almost the same level (-4 EUR million/ -0.8%).

Net interest income - including income from equity interests and fixed income securities - amounted to EUR 541 million, an increase of 4.1 per cent over the first quarter of the previous year (2003: EUR 520 million), but is still 4 % behind the fourth quarter 2003 (Q4 2003: EUR 566 million). This is due to the fact that the amount of dividends varies due to the quarterly allocation and is usually low in the first quarter of the year.
The net charge for losses on loans and advances was further reduced, by 14.6 per cent, to EUR 109 million (2003: EUR 128 million). Net interest income after losses on loans and advances rose by EUR 40 million or 10.2 per cent.

Net fee and commission income also showed a favourable trend, rising by 9.8 per cent to EUR 297 million and remained at the level of the third and fourth quarter 2003. Net trading result was EUR 57 million, 48 per cent lower than the exceptionally good result for the first quarter of the previous year (2003: EUR 109 million). Net trading result was up by EUR 53 million on the fourth quarter 2003. On the cost side, the trend seen in previous years continued. Bank Austria Creditanstalt further reduced general administrative expenses, by 2.4 per cent to EUR 604 million (2003: EUR 619 million). BA-CA's operating profit thus amounted to EUR 181 million, an increase of 21.5 per cent over the previous year's figure of EUR 149 million.

Net income from investments reached EUR 33 million (2003: EUR 20 million). This increase reflects gains on the sale of shares in Wienerberger AG which have not been held as an equity interest but as a financial investment for quite some time. Amortisation of goodwill amounted to EUR 18 million (2003: EUR 15 million). Bank Austria Creditanstalt's net income before taxes was EUR 196 million, up by 28.2 per cent on the previous year's level (2003: EUR 153 million). Taxes on income rose to EUR 47 million (2003: EUR 33 million). Minority interests declined to EUR 16 million (2003: EUR 19 million). Thus net income after taxes and minority interests reached EUR 133 million, an increase of 31.5 per cent over the previous year (2003: EUR 101 million).

Bank Austria Creditanstalt AG
8420 Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Phone:+43 (0)5 05 05-58853
Fax:+43 (0)5 05 05-58808
e-Mail: ir@ba-ca.com
http://ir.ba-ca.com

Results of the CEE business segment

Business in the region developed very favourably in the first quarter. Net income before taxes generated by Bank Austria Creditanstalt's subsidiaries in CEE rose by 12 per cent to EUR 92.2 million. Adjusted for exchange rate effects net income before taxes amounts to EUR 96 million (+16%). All in, the CEE subsidiaries achieved an ROE before taxes (without amortisation of good-will, funding costs and central costs) of 15.6 % (14.8 % in the previous year) and a cost/income ratio of 57 % (2003: 63%).

Changes in segment reporting with effect from 2004

Starting from the first quarter of 2004, capital allocation to the business segments has been adjusted. In the past, capital allocated to the business segments amounted to 6.2% of the risk positions (credit and market risk equivalent). In 2004, the percentage rate has been changed to 7%; however, in line with international capital market practices, capital allocated to foreign units in the CEE business segment amounts to 10% of the respective risk equivalent. The difference to the equity capital actually available in each segment continues to be transferred to the Corporate Center business segment.

Furthermore, of the costs incurred within Bank Austria Creditanstalt AG, only those costs which have a direct earnings-generating business connection with CEE units are allocated to the CEE business segment. Other costs which Bank Austria Creditanstalt AG has so far allocated to the CEE business segment according to specific cost allocation methods remain in the Corporate Center business segment.

As a result of these changes in allocation methods, net interest income in the CEE business segment improves by EUR 5.7 million, general administrative expenses decline by EUR 7.8 million, and net income thus improves by EUR 13.5 million (at the expense of the Corporate Center business segment). This should be taken into account in comparing the figures with those for the previous year, which have not been restated.

Starting from 2004, the interest rate applied to allocated equity capital on a uniform Group-wide basis is 5%, compared with 6.5% in 2003.

Bank Austria Creditanstalt AG
8420 Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Phone:+43 (0)5 05 05-58853
Fax:+43 (0)5 05 05-58808
e-Mail: ir@ba-ca.com
http://ir.ba-ca.com

Central and Eastern Europe segment

The CEE business segment generated a net income before taxes of EUR 68.5 million, up by 27 per cent on the previous year. On an adjusted basis the result of the previous year would mean an increase from 62.2 to 68.5 EUR million or a rise of 10 per cent.

The CEE business segment contributed 34.9 per cent to Bank Austria Creditanstalt's net income before taxes. The return on equity was 17.7 per cent (reported for 2003: 25.9 per cent; adjusted to the changes in segment reporting: 18.5 per cent). The cost/income ratio improved considerably, from 65 per cent to 60.8 per cent.

Details of other business segments

In the **Private Customers Austria** segment, net income before taxes for the first quarter of 2004 was EUR 36.2 million, up by 16.8 per cent on the previous year (2003: EUR 31.0 million). The increase resulted from an increase in net fee and commission income and a decline in general administrative expenses.
Risk provisions reached again their usual level after one-off expenses in the third and fourth quarter. The return on equity was 16.8 per cent (2003: calculation based on adjusted capital requirements: 14.7 per cent). The cost/income ratio improved to 80.9 per cent (2003: 82.1 per cent).

The **Corporate Customers Austria** segment achieved a substantial increase of 84 per cent in net income before taxes, which grew from EUR 33 million to EUR 60 million. This improvement resulted primarily from higher pure interest income and a considerably lower net charge for losses on loans and advances. Pure interest income from core banking business is lower than in the previous year because of the varying allocation of dividends from equity interests and interests from fixed income securities. The return on equity was 10.6 per cent (2003 : calculation based on adjusted capital requirements: 5.0 per cent). The cost/income ratio was 52.5 per cent (2003: 58.0 per cent).

The **International Markets** segment generated net income before taxes of EUR 24.5 million (2003: EUR 24.4 million). The return on equity reached 49.2 per cent (2003 calculation based on adjusted capital requirements: 36.0 per cent). The cost/income ratio was 62.3 per cent (2003: 69 per cent).

Bank Austria Creditanstalt AG
8420 Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Phone:+43 (0)5 05 05-58853
Fax:+43 (0)5 05 05-58808
e-Mail: ir@ba-ca.com
http://ir.ba-ca.com

Net income before taxes in the **Corporate Center** segment amounted to EUR 7 million (2003: EUR 11 million).

Inclusion of results in the business segments of HVB Group

Bank Austria Creditanstalt's net income before taxes is included in HVB Group's business segment results in the following way: amortisation of goodwill and calculated refinancing costs as well as other consolidation effects are deducted from the amount of EUR 196 million. The remaining amount of EUR 157 million is apportioned to HVB Group's business segments: EUR 117 million to the Austria and CEE business segment, EUR 19 million to Corporates & Markets, and EUR 21 million to Other Items.

Balance sheet of Bank Austria Creditanstalt

As at 31 March 2004, Bank Austria Creditanstalt's total assets amounted to EUR 139.1 billion, an increase of 1.5 per cent over the year-end 2003 figure (31 December 2003: EUR 137.1 billion).

On the assets side of the balance sheet, loans and advances to, and placements with, banks were reduced by 3.4 per cent, to EUR 24.3 billion (2003: EUR 25.1 billion). Trading assets rose by 2.5 per cent to EUR 16.6 billion. Loans and advances to customers increased slightly, by 0.9 per cent, to EUR 76.7 billion (2003: EUR 76.0 billion). Investments totalled EUR 17.5 billion, an increase of 9.7 per cent (2003: EUR 15.9 billion).

On the liabilities side, amounts owed to banks declined by 0.7 per cent to EUR 38.9 billion (2003: EUR 39.1 billion). Amounts owed to customers rose by 0.5 per cent to EUR 54.1 billion (2003: EUR 53.8 billion). Liabilities evidenced by certificates increased by 6.2 per cent to EUR 18.5 billion (2003: EUR 17.4 billion). Shareholders' equity rose (as a result of profits and valuation) by 5.4 per cent to EUR 6.1 billion (2003: EUR 5.8 billion).

Bank Austria Creditanstalt AG
8420 Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Phone:+43 (0)5 05 05-58853
Fax:+43 (0)5 05 05-58808
e-Mail: ir@ba-ca.com
http://ir.ba-ca.com

Bank Austria Creditanstalt Q1 2004

Key performance indicators (in%) | staff | offices

	Q1 2004	2003
ROE after taxes	8.9	8.7
Cash ROE	12.2	12.4
Return on Assets (ROA)	0.39	0.31
Cost/income ratio	67.5	69.9
NII / RWA	3.29	3.28
NII after LLA / RWA	2.62	2.57
Credit risk charge / RWA	0.66	0.70
Risk/earnings ratio	20.2	21.5
Total capital ratio	13.1	13.1
Tier 1 ratio	7.8	7.8
Shareholders' equity (€m)	6,128	5,815
Ø Shareholders' equity (€m)	5,972	5,056
Staff:	30,842	30,377
thereof Austria	11,183	11,410
Offices:	1,349	1,311

Split of RWA[1] Q1 2004


CEE
23%
Austria²
77%

Split of net income before taxes Q1 2004


CEE
35%
Austria²
65%

[1] Based on average RWA in Q12004
[2] Includes "Corporate Center" segment

Bank Austria Creditanstalt

Bank Austria Creditanstalt Group
First quarter results 2004

€ m	Q1 2004	Q1 2003	Change
Net interest income	541	520	4.1%
Losses on loans and advances	-109	-128	-14.6%
Net interest income aft. losses on loans and adv.	**432**	**392**	**10.2%**
Net fee and commission income	297	270	9.8%
Net trading result	57	109	-48.0%
General administrative expenses	-604	-619	-2.4%
Balance of other operating income and expenses	0	-3	-98.7%
Operating profit	**181**	**149**	**21.5%**
Net income from investments	33	20	68.2%
Amortisation of goodwill	-18	-15	17.2%
Balance of other income and expenses	0	-1	-40.2%
Net income before taxes	**196**	**153**	**28.2%**
Taxes on income	-47	-33	42.1%
Net income	149	120	24.3%
Minority interests	-16	-19	-15.1%
Consolidated net income	**133**	**101**	**31.5%**

Starting with Q2 2003 dividend payments are booked when they occur („Zuflussprinzip“) – the underlying trend in net interest income is significantly improving by +8% yoy.

Split of net interest income per quarter in € m


520
539
551
566
541
41
56
35
45
24
478
483
517
521
517
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Q1 2004
Income from dividend payment and at-equity consolidated participations
Net interest income from core banking business

Summary by quarter

in € m	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Q1 2004
Net interest income	602	581	579	545	520	539	551	566	541
Losses on loans and advances	-171	-149	-142	-74	-128	-101	-127	-111	-109
Net fee and commission income	285	270	263	258	270	273	296	296	297
Net trading result	61	-6	47	129	109	78	31	3	57
General administrative expenses	-673	-602	-617	-611	-619	-622	-598	-641	-604
Bal. of other op. income and exp.	9	-14	-9	13	-3	-1	14	8	0
Operating profit	**113**	**79**	**119**	**260**	**149**	**166**	**166**	**121**	**181**
Net income from investments	22	19	2	-14	20	0	6	95	33
Amortisation of goodwill	-16	-15	-16	-40	-15	-16	-16	-19	-18
Balance of other income and exp.	-1	-1	-1	-6	-1	-1	-1	-6	0
Net income before taxes	**118**	**83**	**103**	**200**	**153**	**148**	**156**	**191**	**196**
Taxes on income	-22	-13	-24	-52	-33	-33	-36	-53	-47
Minority interests	-16	-13	-17	-38	-19	-14	-10	-8	-16
Consolidated net income	**81**	**57**	**62**	**110**	**101**	**101**	**110**	**130**	**133**

Segment reporting for the first quarter 2004

Q1 2004 | Q1 2003 (stated)

in € m	Private Customers		Corporate Customers		International Markets		CEE		Corporate Center		BA-CA Group	
	Q1 2004	Q1 2003	Q1 2004	Q1 2003	Q1 2004	Q1 2003	Q1 2004	Q1 2003	Q1 2004	Q1 2003	Q1 2004	Q1 2003
Net interest income	**188**	**195**	**189**	**169**	**15**	**15**	**162**	**139**	**-13**	**2**	**541**	**520**
Losses on loans and advances	-24	-24	-60	-74	0	0	-26	-29	0	-1	-109	-128
Net fee and commission income	128	121	70	70	5	3	96	82	-3	-5	297	270
Net trading result	1	2	0	0	37	57	11	27	9	23	57	109
General administrative expenses	-255	-260	-138	-139	-34	-48	-162	-160	-14	-12	-604	-619
Balance of other oper. inc./exp.	0	-2	3	2	-3	-5	-3	-2	2	3	0	-3
Operating profit	**37**	**32**	**65**	**27**	**20**	**22**	**79**	**57**	**-19**	**11**	**181**	**149**
Net income from investments	1	1	-4	7	5	5	2	7	29	1	33	20
Amortisation of goodwill	-1	-2	-1	-1	-1	-2	-12	-9	-3	-1	-18	-15
Balance of other income/exp.	0	0	0	0	0	0	0	0	0	0	0	-1
Net income before taxes	**36**	**31**	**60**	**33**	**24**	**24**	**68**	**54**	**7**	**11**	**196**	**153**
Ø Risk weighted assets (RWA)	12,275	11,478	32,325	32,354	2,838	3,793	15,610	13,440	5,107	6,228	68,155	67,293
Ø Equity	859	712	2,263	2,006	199	235	1,548	833	1,103	787	5,972	4,573
Ø Equity / Ø Risk weighted assets	7.0%	6.2%	7.0%	6.2%	7.0%	6.2%	10.0%	6.2%			8.8%	6.8%
ROE before taxes	16.8%	17.4%	10.6%	6.5%	49.2%	41.5%	17.7%	25.9%			13.2%	13.4%
Cost / income ratio	80.9%	82.1%	52.5%	58.0%	62.3%	69.0%	60.8%	65.0%			67.5%	69.0%
Risk/Earnings-Ratio	12.7%	12.3%	31.7%	43.9%	0%	0%	15.7%	21.1%			20.2%	24.6%

Balance sheet of the Bank Austria Creditanstalt Group as per 31/03/2004

Assets (€bn)	**31/03/04**	31/12/03	31/03/03
Cash and bal. with centr. banks	2.4	2.3	1.6
Trading assets	16.6	16.1	19.3
Loans and advances to banks	24.3	25.1	28.0
Loans and advanc. to custom.	76.7	76.0	74.6
Loan loss provisions	-3.5	-3.5	-3.6
Investments	17.5	15.9	18.5
Property and equipment	1.1	1.1	1.1
Intangible assets	1.3	1.3	1.2
Other assets	2.7	2.7	4.4
Total assets	**139.1**	**137.1**	**145.1**

Liabilities and shareholders' equity (€bn)	**31/03/04**	31/12/03	31/03/03
Amounts owed to banks	38.8	39.1	41.2
Amounts owed to customers	54.1	53.8	54.1
Liabilities evidenced by certificates	18.5	17.4	19.2
Trading liabilities	9.4	8.6	10.8
Provisions	3.5	3.4	3.5
Other liabilities	2.8	3.1	4.7
Subordinated capital	5.4	5.4	6.3
Minority interests	0.4	0.4	0.6
Shareholders´ equity	6.1	5.8	4.5
Total liabilities and shareholders' equity	**139.1**	**137.1**	**145.1**

PROPOSALS
for the ordinary Annual General Meeting of Bank Austria Creditanstalt AG on 19 May 2004

Ad item two of the agenda:

"Resolution regarding the appropriation of profits"

A motion has been made to pay, in accordance with the proposal of the Managing Board, a dividend of EUR 1.02 per share on the share capital of EUR 1,068,920,749.80 entitled to a dividend. On the basis of 147,031,740 shares this amounts to a dividend payout of EUR 150.0 million from the profit available for distribution of Bank Austria Creditanstalt AG of EUR 151.5 after allocations to reserves and including profit brought forward from the previous year of EUR 1.02 million, the remainder of EUR 1.5 million to be carried forward to new account.

In its meeting of 1 March 2004, the Supervisory Board approved the Managing Board's proposal for the appropriation of profits.

Ad item three of the agenda:

"Resolution approving the acts of the Managing Board members and of the Supervisory Board members for the 2003 financial year"

A motion has been made to approve the acts of the Managing Board members and the Supervisory Board members for the 2003 financial year.

Ad item four of the agenda:

"Approval of the acquisition of the bank's own shares for the purpose of securities trading pursuant to Section 65 (1) item 7 of the Austrian Joint Stock Companies Act"

A motion has been made for the General Meeting to authorise the bank's acquisition of own shares for the purpose of securities trading. The stocks acquired and held for trading may not exceed five per cent of the share capital at the end of each day. The value of a share to be acquired may not be less than EUR 7.27 and not exceed EUR 100.00. This authorisation applies for a period of 18 months from its adoption unless it is revoked or amended by a future General Meeting.

Bank Austria
Creditanstalt

A Member of HVB Group

Ad item five of the agenda:

"Election of the auditors and the Group auditors for the financial year 2005"

A motion has been made to appoint, in addition to the Auditing Board of the Savings Bank Auditing Association, 1030 Vienna, Grimmelshausengasse 1, as statutory balance sheet and bank auditors,

- Österreichische Wirtschaftsberatung GmbH
  Wirtschaftsprüfungs- und Steuerberatungsgesellschaft
  (Deloitte & Touche)
  1010 Vienna, Akademiehof, Friedrichstraße 10, and

- KPMG Austria GmbH
  Wirtschaftsprüfungs- und Steuerberatungsgesellschaft
  1090 Vienna, Kolingasse 19

as additional auditors and Group auditors for the financial year 2005.

April 2004

Bank Austria Creditanstalt

Banking for success.

Interim Report at 31 March 2004

A Member of HVB Group

Bank Austria Creditanstalt at a Glance

Bank Austria Creditanstalt shares – key data	Q1 2004	2003	Change
Share price at end of period	€ 43.20	€ 40.50	+ 6.7%
High/low (intraday)	€ 48.31/€ 40.81	€ 40.79/€ 26.80	
Average daily turnover in Bank Austria Creditanstalt shares on the Vienna Stock Exchange	192,000 shares	293,000 shares	
Earnings per share in accordance with IAS (annualised)	€ 3.63	€ 3.40	+ 7.0%
Price/earnings ratio (end of period)	11.9	11.9	
Total shareholder return (as against offering price, excl. dividend)	49.0 %	39.7 %	
Market capitalisation (end of period)	€ 6.4 bn	€ 6.0 bn	+ 6.7%

Income statement figures (in €m)	Q1 2004	Q1 2003	Change
Net interest income after losses on loans and advances	432	392	+ 10.2%
Net fee and commission income	297	270	+ 9.8%
Net trading result	57	109	– 48.0%
General administrative expenses	– 604	– 619	– 2.4%
Operating profit	181	149	+ 21.5%
Net income before taxes	196	153	+ 28.2%
Consolidated net income	133	101	+ 31.5%

Balance sheet figures (in €m)	31 March 2004	31 Dec. 2003	Change
Total assets	139,076	137,053	+ 1.5%
Loans and advances to customers after loan loss provisions	73,236	72,541	+ 1.0%
Primary funds	77,948	76,642	+ 1.7%
Shareholders' equity	6,128	5,815	+ 5.4%

Key performance indicators (in %)	Q1 2004	2003
Return on equity after taxes (ROE)	8.9	8.7
Cash ROE (ROE after taxes before amortisation of goodwill)	12.2	12.4
Return on assets (ROA)	0.39	0.31
CEE contribution to net income before taxes	34.9	23.3
Cost/income ratio	67.5	69.9
Net interest income/avg. risk-weighted assets	3.29	3.28
Risk/earnings ratio	20.2	21.5
Credit risk charge/avg. risk-weighted assets	0.66	0.70
Total capital ratio (end of period)	13.1	13.1
Tier 1 capital ratio (end of period)	7.8	7.8

Staff	31 March 2004	31 March 2003	Change
Bank Austria Creditanstalt (full-time equivalent)	30,842	31,489	– 2.1%
Austria (BA-CA AG and its subsidiaries that support its core banking business)	11,183	11,820	– 5.4%
CEE and other subsidiaries	19,659	19,669	– 0.1%
of which: Poland	11,135	11,939	– 6.7%

Offices	31 March 2004	31 March 2003	Change
Bank Austria Creditanstalt	1,349	1,316	+ 2.5%
Austria	408	446	– 8.5%
CEE countries and rest of world	941	870	+ 8.2%
of which: Poland	520	538	– 3.3%



To Our Shareholders, Customers and Business Partners

Ladies and Gentlemen,

Looking at surveys of economic sentiment conducted in the past few weeks, one might gain the impression that the hopeful forecasts with which we started the year are "as usual" losing their spell. Unfortunately, this was the case in the past two years. But this year the facts encourage us to dispel any doubts and set about working for the future. Both the current situation and the prospects for the future are better than economic sentiment.

1 May 2004 is a historical date: it marks the creation of a single market of 450 million people, a market which will see increasing economic integration over the next few decades. Despite all the setbacks that have been experienced in the "old Europe", we have achieved something after all. The new EU member states are to be commended for their achievements. There are many challenges and opportunities lying ahead of us, and that is good.

Bank Austria Creditanstalt started to pursue the vision of a larger Europe ten years ago. Today we operate the most extensive banking network in CEE, with the 900 offices and 19,000 employees of our regional banking subsidiaries. On this basis we will take advantage of increasing integration in the larger Europe for the benefit of our customers and shareholders, and we will continue to grow.

The first quarter has confirmed the bank's special position. Since the new shares of Bank Austria Creditanstalt were issued, the share price has risen by over 60 %. Our market capitalisation has reached about € 7 bn. Investors have confidence in our "Austria + CEE business model". We see their confidence as an incentive – and we are making good progress. Results for the first three months show an increase of almost one-third compared with the previous year. Our CEE subsidiaries currently account for 35 % of net income before taxes and they are expanding according to plan. Following the first round of EU enlargement, Central and Eastern Europe will attract investors' attention to an even larger extent. And after a fairly long time, the Polish economy – our largest market – is again showing strong growth of 5 %. In Austria our efforts to gear our services more closely to customer needs are producing tangible results. Furthermore, the economic environment in Austria is somewhat more favourable than in the rest of the euro area.

As and when economic and interest rate trends improve, we see good prospects – while exercising due caution in view of the difficult situation prevailing in financial markets – of achieving our target of € 750 m for net income before taxes for 2004 as a whole. We look to the future with confidence.

Yours sincerely,

Erich Hampel

Performance of the BA-CA Share

The Bank Austria Creditanstalt share (BA-CA share) continued to advance in 2004. From a year-end 2003 level of € 40.50, which at the same time marked the past year's high, the share price rose to € 46.80 on 26 April 2004, the date of the editorial close of this Interim Report. This corresponds to an increase of about 16 % in 2004 alone. In the period starting from allotment of the shares (8 July 2003), subscribers to BA-CA shares benefited from a share price rise of over 60 %. This compares very favourably with the ATX index (+47 % over the same period) or the Dow Jones Euro Stoxx/banks index (+17 %). Since the beginning of 2004, on account of this performance, Bank Austria Creditanstalt's market capitalisation has risen by almost € 1 bn to most recently € 6.9 bn.

Share price increase confirms business model

The strong performance of Bank Austria Creditanstalt's share price is due not only to the stock market environment and the fact that the bank's financial statements for 2003 were well received. The performance indicates that investors and analysts have evidently welcomed the investment profile of Bank Austria Creditanstalt as a growth stock with potential in CEE. Within less than half a year, the BA-CA share became an equity that is regularly analysed and covered by more than ten global investment houses in their research reports (for coverage details, see page 30).

After the general stock market weakness that prevailed until the middle of March 2004 had been overcome, the price of BA-CA shares started to rise strongly at the end of March. This was probably due to the approaching official date of EU enlargement and to an Investor Relations roadshow which drew attention to prospects in CEE. During a 10-day tour our IR team visited eight cities: New York, Boston, London, Edinburgh, Paris, Amsterdam, Frankfurt and Warsaw. This demonstrates the international structure of Bank Austria Creditanstalt's shareholder base. We provided information on the bank's development and strategy through five large presentations and in 55 one-on-ones. Another factor supporting the share price was the successful placement of the capital increase of HVB, our parent company, which effectively concluded HVB's transformation programme.

Intensive service for investors

The BA-CA share is also listed on the Warsaw Stock Exchange. On 22 March 2004 it was included in the WIG-20 index, whose components are the 20 largest and most actively traded shares listed on the Warsaw Stock Exchange. Apart from the ATX index, the BA-CA share is also included in the ATXFive and in the relevant MSCI indices. The BA-CA share accounts for a significant part of the rise in the ATX, the key Austrian stock market index.

Inclusion in the Polish WIG-20 index

The next important date for shareholders is 19 May 2004, the date of the Annual General Meeting. Like all the other BA-CA shares, the new shares issued in July 2003 are fully entitled to a dividend for 2003. At the Annual General Meeting, a proposal will be made to pay a dividend of € 1.02 per share for the 2003 financial year.

Performance of Bank Austria Creditanstalt shares


in thousands of shares
EUR
6,444
1,993
1,767
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
50
48
46
44
42
40
38
36
34
32
30
28
July/03 Aug. Sept. Oct. Nov. Dec. Jan./04 Feb. March April
BA-CA closing price in €
30-day line
Daily turnover
(in thousands of shares, left scale)
Moving average (30 days)

Economic Environment and Market Situation in the First Quarter of 2004

The global economy continued to recover in the first few months of 2004, albeit with great regional disparities: Japan and the economies in South-East Asia were already moving from a turnaround into a boom, while renewed doubts about the sustainability of the upturn in America adversely affected the global economy above all in January and February. There were fears that the euro area, and Germany in particular, would return to stagnation after the recovery experienced in the summer months of 2003.

Disparities in the growth of economic regions

Against a background of high current account and budget deficits in the US, economic developments in the first quarter of 2004 were influenced by heavy fluctuations on the foreign exchange and money markets. The first two months saw a further weakening of the US dollar. The euro had to carry most of the burden (at the beginning of January and in mid-February the euro appreciated to over US$ 1.28 for 1 euro – a rise of some 19 % over the previous year), especially as the interventions by the Bank of Japan had reached record levels (about US$ 140 bn in the first quarter alone) to prevent a further appreciation of the yen, which peaked at JPY 105.5 for 1 US$ in mid-February. These interventions had a decisive impact on interest rates: 10-year yields fell by about half a percentage point until the last week in March due to strong demand for US bonds, and yields for euro-denominated bonds declined from 4.30 % to 3.85 %. In the euro money market, interest rates fell by one quarter of a percentage point below the ECB's key interest rate of 2 % until the end of the quarter. The nine-month upward trend in stock markets was interrupted in February/March.

Heavy fluctuations in exchange and interest rates

The second half of March saw sharp movements in the opposite direction in all financial markets, with a firm US dollar and sharp increases in commodity prices. This led to fears of higher inflation and erratic rises in long-term interest rates. Looking back, it is apparent that the global economy is in better shape than one may have thought at the beginning of the year.

The environment in our core markets

In the first quarter, the economies of our core markets – Austria and Central and Eastern Europe – developed more favourably than the euro area. In Austria, industrial output picked up slightly, buoyed by infrastructure investments and the gradual clearing of an investment project backlog from previous years. Private consumption was still very modest on account of the general mood. Economic growth is likely to have amounted to around 1 % over the previous year. Demand for corporate loans remained moderate (0.7 % in February) due to good liquidity and alternative financing sources. Personal loans grew much faster (3.7 % in February), while investors still exercised restraint.

The CEE countries once again displayed resilience in the face of sluggish economic growth in Europe. Economic growth in the CEE-11 is estimated to have amounted to 4.3 % in the first quarter, which compares with 4.5 % in the fourth quarter of 2003. The economies of South-East Europe grew at disproportionately strong rates and continued to catch up on the EU. A key factor was the acceleration of the Polish economy, our most important market (we estimate that the economy grew by a real 5 %). Generally, investments replaced consumption as the engine of growth since the budget consolidation process dampened purchasing power.

Growth accelerating in CEE, especially in Poland

Overall, efforts focused on warding off the negative effects from interest rate developments in the face of continued weak trends in business volume: in average terms for the first quarter, market rates were still around one quarter of a percentage point below the level prevailing in the final quarter of 2003, and one half of a percentage point below the level of the previous year. The bank's trading teams were confronted with major challenges on account of the high volatility on the money and foreign exchange markets, a volatility that was not limited to the key currencies. The higher interest rate levels seen in some Eastern European currencies (the Hungarian forint and the Polish zloty) receded again, however. As in 2003, the continued depreciation of the currencies in some CEE countries parallel to the US dollar had a negative impact on our results through translation into euros.

Bank Austria Creditanstalt in the First Quarter of 2004

- Strong increase in net income before taxes to € 196 m: up by 28 % on previous year; slightly higher than in the good fourth quarter of 2003.
- Quarterly results on track toward meeting the 2004 target: on a pro-rata basis, the figure for the first three months exceeds the target of at least € 750 m for net income before taxes.
- Further improvement in quality of results: Operating revenue components stronger. Provisioning charge continues to decline. Costs remain under control.
- CEE segment expands in all regions and contributes 35 % to overall results.
- Cash ROE 12.2 % (after taxes, before amortisation of goodwill).

In the operating environment described in the previous section, Bank Austria Creditanstalt achieved good results for the first three months. The bank thus laid solid foundations for achieving the ambitious targets for the year as a whole. Consolidated net income for the first quarter of 2004 was € 133 m, up by 31.5 % on the same period in the previous year. Net income before taxes was € 196 m, up by 28.2 % on the previous year's figure. This increase reflects the sustained improvement in profitability experienced in the course of the past year. Net income before taxes moreover exceeded (by 2.3 %) the very good performance in the final quarter of 2003 and was also higher than the pro-rata target of at least € 750 m for the year as a whole. This means that we are on track, and the quality of results has improved significantly.

The first quarter of 2004 was again characterised by one-off transactions and calendar effects, the latter being typical of the short reporting period. The special factors partly offset each other and are thus of minor significance in assessing the overall results.

- Income from non-interest-bearing securities and equity interests in the first quarter of 2004 was € 17 m lower than in the previous year, due to the irregular inflow of dividend payments from companies in which the bank holds an equity interest. Such dividend payments, which are included in net interest income, are not recorded on a pro-rata time basis but recognised at the time of receipt. This fact has a strong effect on net interest income for the first quarter of 2004.

Special factors at the expense of net interest income

- As Bank Austria Creditanstalt sold its remaining shares in Wienerberger AG, the bank recorded a gain on the sale which contributed substantially to the € 13 m increase in net income from investments to a total of € 33 m. This sale was in line with our strategy, pursued over many years and largely implemented by now, of withdrawing from equity investments in the non-bank sector.
- Like the financial statements for 2003, the income statement for the first quarter of 2004 also reflects exchange rate effects from the translation into euro of the results of subsidiaries. These effects relate primarily to large-volume items, their net effect on net income is about € 4 m.

The contributions of the various business segments to net income before taxes were well balanced: customer business in Austria accounted for about one half (49 %), the CEE business segment contributed over

Income statement for the 1st quarter of 2004

€ m	Q1 2004	Q1 2003	Change	
Net interest income	541	520	21	4.1 %
Losses on loans and advances	–109	–128	19	–14.6 %
Net fee and commission income	297	270	26	9.8 %
Net trading result	57	109	–52	–48.0 %
General administrative expenses	–604	–619	15	–2.4 %
Balance of other operating income and expenses	0	–3	3	...
Operating profit	**181**	**149**	**32**	**21.5 %**
Net income from investments	33	20	13	68.2 %
Amortisation of goodwill	–18	–15	–3	17.2 %
Balance of other income and expenses	0	–1	0	...
Net income before taxes	**196**	**153**	**43**	**28.2 %**
Taxes on income	–47	–33	–14	42.1 %
Minority interests	–16	–19	3	–15.1 %
Consolidated net income	**133**	**101**	**32**	**31.5 %**

one-third (35 %), and International Markets one-eighth. The remaining part (4 %) was accounted for by the Corporate Center segment (which included the sales proceeds mentioned above).

Despite weak demand and unfavourable developments of interest rates, which reached a low in the first quarter of 2004, the quality of results improved in several respects. **Operating profit** rose by € 32 m or 21.5 % to € 181 m. A major part of this increase resulted from the "sustainable" income components: net interest income and net fee and commission income together grew by € 48 m or 6 %. The net trading result was higher than in the preceding quarters; as expected, it was lower than the exceptionally strong performance in the same period of the previous year, but it exceeded the quarterly average for 2003. The net charge for losses on loans and advances was further reduced, by € 19 m or 14.6 % compared with the previous year, and by 1 % compared with the preceding quarter. Costs remain under control: general administrative expenses were 2.4 % lower than in the previous year and 6 % lower than in the preceding quarter.

Improved quality of results

Details of the Income Statement

Operating revenues after the net charge for losses on loans and advances for the first quarter of 2004 were € 785 m, up by € 14 m (1.8 %) on the previous year and € 31 m (4.1 %) higher than in the preceding quarter. Within the total figure, **net interest income** was significantly higher than in the previous year (up by € 21 m or 4.1 %); in the previous year, net interest income had improved from quarter to quarter, but in the first three months of 2004 – due to seasonal factors – it fell by € 25 m compared with the preceding quarter. Most of this decline is due to the unsteady inflow of dividends mentioned above, a development which will straighten out as the year progresses. Net interest income from customer business in a narrower sense developed more smoothly: it was 8 % higher than the comparative figure for the previous year and only a little lower than the figure for the preceding quarter.

The decline of € 19 m or 14.6 % in the **net charge for losses on loans and advances** compared with the previous year was mainly due to trends in Austrian corporate business and to a lesser extent to CEE business. The provisioning charge reflects a reduction not only in comparison with the first quarter of 2003 but also from the fourth quarter of 2003 to the first quarter of 2004. The risk/earnings ratio was reduced to 20.2 %, from 24.6 % in the previous year. Expressed as basis points of average risk-weighted assets, the net charge for losses on loans and advances improved from 70 basis points to 66 basis points. Net interest income after the net charge for losses on loans and advances thus rose by € 40 m or 10.2 % on the previous year.

Net fee and commission income showed the strongest growth compared with the previous year (up by € 26 m or 9.8 %) and matched the level achieved in the fourth quarter of 2003. Nevertheless, our expectations for the coming quarters are higher. The increase compared with the first three months of 2003 was strong because of the low figure for the base period, a time when sentiment and transaction volume in custodian business and in fee-earning business were at low levels. Moreover, major parts of transaction volume in the economy have yet to take place: commission income from lending business (including building society-related business) and from securities business developed favourably (also from the fourth quarter of 2003 to the first quarter of 2004); yet in absolute terms, the contribution from this sector in the first quarter was still too

Quarterly overview


800
700
600
500
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100
0
Q1
Q2
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2004
Operating revenues after provisioning charge
General administrative expenses
Net income before taxes

low, due to market factors. Above-average growth was seen in commission income from customer business in derivative products (currency and interest rate risk management) and from the trade finance sector. Fees and commissions from payment transactions reached a respectable level. The banking subsidiaries in CEE made a substantial contribution to the increase in net fee and commission income, underlining the growing use of modern banking products in this growth market.

The **net trading result** for the first quarter of 2004 was € 57 m, down by almost one half from the previous year's exceptionally high level. Without this base effect, the increase in the bank's overall results compared with the previous year would have been even higher. Looking at developments from quarter to quarter, one can see that the net trading result for the first quarter of 2004 offset the weak performance in the third and fourth quarters of 2003, returning to a more "normal" level.

Despite the expansion in CEE, **general administrative expenses** – both staff costs and non-staff expenses – were slightly lower than in the previous year, and lower than in the final quarter of 2003. Major contributions to this reduction came from cost savings in the IT area (following completion of integration projects in previous years) and from the cost reduction at Bank BPH in Poland. The cost/income ratio thus declined from 69.0 % in the previous year, and over 70 % in the fourth quarter of 2003, to 67.5 %.

Average allocated equity was 30.6 % higher than a year ago (mainly due to the capital increase, which is now fully reflected in the calculation of average figures). As the denominator used in calculating ROE ratios has become larger, these key indicators now set higher standards in measuring performance. For this reason, the ROE before taxes – at 13.1 % – was slightly lower than in the first quarter of 2003 (13.4 %) despite the growth in profits. The ROE after taxes remained constant at 8.9 %. The cash ROE (calculated in the same way as the ROE after taxes, but adjusted for amortisation of goodwill) reached 12.2 %. Earnings per share (based on an average number of shares that was 29 % higher) rose by 2 % from € 3.56 to € 3.63 (on an annualised basis).

Profitability rises despite higher allocated capital

Development of Business Segments in the First Quarter of 2004

With effect from the beginning of 2004, we have made minor methodological changes and adjusted various parameters to enhance the informative value of segment reporting. The changes relate to the allocation of equity capital to the various business segments, which continues to be based on supervisory guidelines, depending on the respective credit and market risk equivalent. In 2003, capital allocated to the business segments amounted to 6.2 % of their risk positions. From 2004 the percentage rate applied to the Austrian business segments and International Markets is 7 %, and the rate applied to the CEE business segment (in line with international capital market practices) is 10 %. The remaining capital is allocated to the Corporate Center (mainly as a result of the capital increase, equity capital allocated to this segment is 19 % of the total; see the chart below).

New parameters improve informative value of segment reporting

Secondly, the interest rate applied to equity capital allocated in this way has been reduced from 6.5 % to 5 %, in line with market developments and HVB Group rules. These measures have offsetting effects on the income statement of the Austrian business segments, so that the overall net effect is small. Given the higher reference figure used for calculating such profitability indicators as the ROE, there is a slightly unfavourable effect on these indicators.

Business segments: share of ...



in %
net income before taxes
allocated equity
100
80
60
40
20
0
4%
13%
35%
49%
19%
3%
26%
52%
Q1/04
Q1/04
Corporate Center
International Markets
Central and Eastern Europe (CEE)
Customer business Austria ...
... Private Customers
... Corporate Customers

Thirdly, since the beginning of 2004, only those costs which have a direct connection with results have been allocated to the CEE segment. The remaining costs are now reflected in the Corporate Center segment result. The purpose of these adjustments is to bring the results of the CEE business segment more into line with the total figure for the CEE subsidiaries (for more details, see note 28 and the comments on the CEE business segment).

Customer business in Austria

The Austrian customer business – comprising the Private Customers Austria and Corporate Customers Austria segments, which use a joint sales organisation – was affected in the first quarter of 2004 by the unfavourable interest rate trend resulting from the unexpectedly low level of interest rates, which will very probably be a temporary feature. Nevertheless, operating revenues after the net charge for losses on loans and advances (combined figure for Private Customers and Corporate Customers) were 7 % higher than in the previous year. General administrative expenses remained stable as planned. Operating profit was 70 % higher than in the first quarter of 2003. Net income before taxes reached € 96 m, exceeding the previous year's figure by more than one half. Sales capabilities in customer business were enhanced and volume rose. Thus the segment has laid a strong foundation for the future to benefit from a more favourable interest rate environment.

Market rates

Average of the money market rate and 10-year running yield (reference rate 50:50) on a weekly and quarterly basis



3.0
2.8
2.6
2.4
2.2
2.0
Q1
Q2
Q3
Q4
Q1
Q2
2003
2004

Private Customers Austria

€ m	Q1 2004	Q1 2003	Change	
Operating revenues	316	318	−2	−1 %
... after net charge for losses on loans and advances	292	294	−1	−1 %
General administrative expenses	−255	−260	+4	−2 %
Operating profit	37	32	+4	+13 %
Net income before taxes	36	31	+5	+17 %
Share of Group total	18 %	20 %		
ROE before taxes	16.8 %	17.4 %		

Operating revenues in the Private Customers segment matched the level achieved in the preceding quarter and came close to the figure for the first three months of the previous year. General administrative expenses were lower than in the preceding quarter and in the first quarter of 2003. Operating profit and net income before taxes significantly exceeded the previous year's levels. As a result of the methodological changes mentioned above, the ROE, at 16.8 %, was slightly lower than in the first quarter of 2003.

Net inflows still benefit defensive investments

In business with retail customers, financing volume in the areas of consumer loans and home loans rose strongly. Contributions to this increase came from mobile sales activities and targeted sales campaigns. On the deposits side, there has been an upward trend in primary funds since the middle of 2003, mainly in the area of savings deposits. Volume growth was also achieved in investments for which the bank acts as intermediary (including building-society savings agreements) and in the securities business, a development which benefited net fee and commission income. After three weak quarters, net inflows in the **asset management** sector in the first three months were again satisfactory, especially in March, though they still concentrated on short-term investment instruments which are characterised by lower returns. At the end of March, assets under management at Bank Austria Creditanstalt in Austria totalled € 24.6 bn (with BANK*PRIVAT* accounting for € 3.9 bn). Among the subsidiaries in this business segment, VISA and Schoellerbank strongly improved their results.

Corporate Customers Austria

€ m	Q1 2004	Q1 2003	Change	
Operating revenues	259	239	21	9 %
... after net charge for losses on loans and advances	199	165	35	21 %
General administrative expenses	–138	–139	2	–1 %
Operating profit	65	27	38	>100 %
Net income before taxes	60	33	27	84 %
Share of Group total	31 %	21 %		
ROE before taxes	10.6 %	6.5 %		

Profitability in the Corporate Customers segment continued to improve in 2004. Net income before taxes has risen by 84 % over the previous year. This increase is due to revenue growth (net interest income up by 12 %, net fee and commission income up by 1 %), a 19 % reduction in the net charge for losses on loans and advances as well as stable general administrative expenses (down by 1 %). In the first quarter of 2004, lending volume showed a weak trend as corporate investment activity remained modest. Positive factors included export finance (due to a marketing initiative) and guarantee business. The risk structure in lending business was significantly improved. On-balance sheet business on the liabilities side was adversely affected by a narrowing of margins, primarily on sight and time deposits. A surprisingly favourable trend was seen in the securities business, with a clear increase in revenues as against the previous year. This reflects the good liquidity position in the corporate sector in combination with additional investments made under corporate pension plans. Success in the area of liquidity/interest-rate/exchange-rate risk management for customers made a strong contribution to the increase in net fee and commission income over the previous year. Despite a higher equity capital base, the ROE before taxes rose from 6.5 % to 10.6 %.

International Markets (INM)

Net income before taxes generated by the International Markets (INM) business segment – which mainly comprises trading in financial instruments and position-keeping for account of Vienna operations – in the first three months of 2004 was € 24 m, again higher than the quarterly average for 2003, and matched the strong performance achieved in the first quarter of 2003.

The net trading result reflected in this segment indicated a pronounced turnaround compared with year-end 2003. But as expected, it fell short of the excellent performance in the previous year. This was offset by a slight increase in other revenue components and, above all, by clearly lower general administrative expenses. Costs for which the business segment is responsible were reduced and allocated costs were also lower (residual costs allocated to the INM segment accounted for about one half of general administrative expenses). Results from money market and foreign exchange trading as well as financial engineering significantly exceeded expectations in the course of the first three months. On the other hand, a consolidation in stock markets and the abrupt reversal of the interest rate trend towards the end of the quarter combined to offset the outperformance achieved until then in equity trading and investment books as well as in interest rate positions. Ultimately, these activities showed an average performance. Results were supported by the stabilisation of the Hungarian forint. Customer business continued to show a buoyant trend: Bank Austria Creditanstalt played a leading role in the successful execution of the three major capital market transactions in Austria in the first quarter of 2004. These were the equity block trades for Telekom Austria (€ 780 m) and Wienerberger (€ 394 m) and a bond issue for Investkredit Bank (€ 600 m).

€ m	Q1 2004	Q1 2003	Change	
Operating revenues after net charge for losses on loans and advances	57	74	–17	–23 %
General administrative expenses	–34	–48	+14	–30 %
Operating profit	20	22	–1	–5 %
Net income before taxes	24	24	0	0 %
Share of Group total	13 %	16 %		
ROE before taxes	49.2 %	41.5 %		

The INM segment's profitability was substantially enhanced through the sustained reduction of about one-quarter in the credit and market risk equivalent compared with the previous year. This reduction was achieved through increased use of synthetic and derivative instruments. Thus equity capital allocated to this segment was considerably reduced, and the return on equity rose accordingly. The ROE before taxes reached 49.2 % (Q1 2003: 41.5 %).

Central and Eastern Europe (CEE)

€ m	Q1 2004	Q1 2003	Change	
Operating revenues	269	248	21	8 %
... after net charge for losses on loans and advances	243	219	25	11 %
General administrative expenses	−162	−160	−2	1 %
Operating profit	79	57	22	39 %
Net income before taxes	68	54	14	27 %
Share of Group total	35 %	35 %		
ROE before taxes	17.7 %	25.9 %		

Since last summer, when Europe's economic weakness threatened to spill over into CEE, growth and the catching-up process in CEE have accelerated from quarter to quarter. Especially the Polish economy, which is a major factor in our business, has been recovering after years of modest growth. In line with these developments, the earnings position of Bank Austria Creditanstalt's banking subsidiaries improved. In the Central and Eastern Europe business segment, strong increases were achieved in all revenue components except the net trading result (which had peaked in the first quarter of 2003). Net interest income and net fee and commision income rose by 17 % over the previous year. The net charge for losses on loans and advances was reduced by 13 %. General administrative expenses increased (due to the larger group of consolidated companies) by only 1 %, so that operating profit was 39 % higher than in the same period of the previous year. In comparing the figures, one should note the methodological changes that have been made by the bank (higher equity capital allocation, lower interest rate applied to equity capital, improved cost allocation method). As a result of these changes, net interest income rose by € 5.7 m and general administrative expenses declined by € 7.8 m. Without these measures and changes in parameters, operating profit would have grown by 15 %. Net income before taxes was 27 % higher than in the previous year, although net income from investments was lower; even after deduction of special effects amounting to € 13.5 m it was still 2 % higher than in the first quarter of 2003. Equity capital allocated to the CEE business segment was 26 % of the total figure, and the segment accounted for 35 % of Bank Austria Creditanstalt's net income before taxes. The ROE before taxes was 17.7 %, after 25.9 % in the previous year; this decline is the effect of the higher equity capital allocation.

Net income before taxes of the consolidated banking subsidiaries (which is not affected by the new calculation method) reached € 92 m, an increase of 12 % over the previous year. Adjusted for exchange rate changes, net income before taxes would have been € 96 m (+16 %).

Contributions to the improvement in net income before taxes came from Hungary (+ € 6.7 m) and Poland (+ € 3.7 m) as well as Romania and Bulgaria. Banking subsidiaries in the new EU member states (Poland, the Czech Republic, Slovakia, Hungary, Slovenia) accounted for 83 % of the combined net income before taxes generated by subsidiaries in CEE in the first quarter of 2004 (see income statement tables in euro and in local currency on pages 28 and 29).

- Our Polish banking subsidiary, which has been operating as "Bank BPH" since February, improved its net income before taxes by 18 % to PLN 201 m, despite positive one-off effects in the first quarter of 2003. It is gratifying that this result was largely generated by the operational components "net interest income" (up by 9 % as a result of rising margins) and "net fee and commission income" (up by 18 %). The improvement is also attributable to an 18 % decline in the charge for losses on loans and advances, and a 6 % reduction of general administrative expenses (especially on account of further measures to cut non-staff expenses and staff costs).
- At our banking subsidiary in the Czech Republic, net income before taxes declined from CZK 377 m to CZK 342 m, largely on account of difficult market conditions. It was gratifying to see net fee and commission income rise by 20 %, mostly through earnings from foreign payment transactions. As part of its retail strategy, the unit will place greater emphasis on acquiring customers through mobile customer advisers, and on the co-branding of credit cards.
- Our unit in Slovakia achieved a net income before taxes of SKK 162 m. The decline over the first quarter of the previous year is explained by a reduction in net income from investments (one-off effect in the first

quarter of 2003). The unit is expanding its retail business with the establishment of further "finance advisory centres", which are used exclusively for customer advisory services.

- In Hungary, our subsidiary improved its results in all areas: net interest income rose by 30 %, net fee and commission income by 40 %, the net trading result by 63 %, and net income before taxes by 64 % to HUF 4.8 bn. The achievement of this result was to a small extent also supported by the consolidation of HVB Jelzálogbank (see also note 4 on pages 18 and 19).
- Our banking subsidiary in Slovenia achieved a net interest income which fell short of the level for the comparable period of the previous year (–14 %), but net fee and commission income was 18 % up. Net income before taxes was below the level of 2003.
- Our banking subsidiary in Romania more than doubled its net income before taxes relative to the first quarter of 2003 (+129 % in local currency) on account of a gratifying increase in business volumes and margins.
- In our unit in Bulgaria, higher credit volume lifted net interest income by 84 %. Net fee and commission income rose by 21 %. Net income before taxes almost doubled compared with the same period of the previous year.
- The results of our banking subsidiary in Croatia, which now operates under the name "HVB Splitska banka d.d.", were adversely affected by a decline in margins in lending business; this was partly a result of more stringent minimum reserve requirements. The bank has so far opened ten new branch offices of a total thirty-two planned for 2004. Net income before taxes was below the level achieved in the same quarter of the previous year.
- Our two subsidiary banks in Bosnia and Herzegovina, HVB-Banka Bosna i Hercegovina and Central profit banka, which have been consolidated for the first time as from 1 January 2004, overall posted slightly positive results. The merger process of the two banks will be completed in September 2004.
- Our unit in Serbia and Montenegro (not consolidated) again achieved higher net interest income and higher net fee and commission income, and thus continued the trend of the preceding quarters. Net income before taxes also rose significantly.

Balance Sheet

From the end of 2003 until 31 March 2004, Bank Austria Creditanstalt's total assets grew by 1.5 % to € 139.0 bn. HVB Jelzálogbank and Central profit banka, included in the consolidated balance sheet for the first time, accounted for 25 % of this € 2.0 bn increase.

The larger amount of the consolidated balance sheet is a result of increases in loans and advances to customers and of investments on the assets side. On the liabilities side the higher amount is attributable to a rise in primary funds. This points to an expansion in CEE-related business and, to a lesser extent, to a revival in demand and successful acquisition activities in Austria. In the first quarter of 2004 the bank expanded its trading assets and trading liabilities positions, while interbank lending and deposits were intentionally reduced, as in the previous year. This is linked to the greater use made of derivative products in trading operations with financial market instruments, which reduces the need to allocate capital.

On the assets side, the strongest rise was in investments, which were up by € 1.5 bn or 9.7 %. This reflects an expansion of our portfolio of fixed-income securities held as available for sale (in the balance sheets of Bank BPH and Bank Austria Creditanstalt AG, the parent company). Loans and advances to customers climbed by

Balance sheet of Bank Austria Creditanstalt

Assets

€ m	31 March 2004	31 Dec. 2003	Change	
Cash and balances with central banks	2,449	2,286	163	7.1 %
Trading assets	16,550	16,140	410	2.5 %
Loans and advances to, and placements with, banks	24,283	25,130	– 847	– 3.4 %
Loans and advances to customers	76,665	75,997	668	0.9 %
– Loan loss provisions	– 3,463	– 3,490	28	– 0.8 %
Investments	17,455	15,910	1,545	9.7 %
Property and equipment	1,122	1,120	2	0.2 %
Intangible assets	1,279	1,288	– 8	– 0.6 %
Other assets	2,736	2,674	62	2.3 %
TOTAL ASSETS	**139,076**	**137,053**	**2,023**	**1.5 %**

0.9 % or € 0.7 bn to € 76.7 bn, and accounted for 55 % of total assets. The increase was for the most part in the CEE countries; the two newly consolidated banks accounted for one quarter of the increase. The business fields real estate financing, overdraft facilities and other loans have expanded significantly. Trading asset volume grew above all on account of the positive market values of derivative instruments used in interest rate-related and currency trading. The growth in volume is explained by heavy fluctuations and strong divergence in the banks that were consolidated, depending on the positioning of the respective bank's trading operations. Other asset items showed little change.

On the liabilities side, primary funds accounted for almost two-thirds (€ 1.3 bn) of the increase in the balance sheet total. Overall, they represented € 77.9 bn or 56 % of the balance sheet total (and therefore matched the volume of loans and advances to customers). Of the funds deposited by customers, savings deposits edged slightly up (+ 0.2 %). Sight deposits declined, while time deposits again expanded. Following a period of several quarters which saw significant redemptions, own issues launched by the bank led to a € 1.0 bn or 6.2 % rise in liabilities evidenced by certificates. Trading liabilities (+ € 0.8 bn or +10 %) reflect the expansion and increase in the value of short positions in derivatives.

Balance sheet of Bank Austria Creditanstalt
Liabilities and shareholders' equity

€ m	31 March 2004	31 Dec. 2003	Change	
Amounts owed to banks	38,845	39,133	–288	–0.7 %
Amounts owed to customers	54,084	53,824	260	0.5 %
Liabilities evidenced by certificates	18,471	17,399	1,072	6.2 %
Trading liabilities	9,423	8,560	863	10.1 %
Provisions	3,521	3,422	99	2.9 %
Other liabilities	2,832	3,118	–287	–9.2 %
Subordinated capital	5,392	5,419	–27	–0.5 %
Minority interests	379	362	17	4.7 %
Shareholders' equity	6,128	5,815	313	5.4 %
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**139,076**	**137,053**	**2,023**	**1.5 %**

Shareholders' equity amounted to € 6.1 bn as at 31 March 2004. The increase of € 313 m or 5.4 % compared with year-end 2003 is attributable to consolidated net income (€ 133 m), gains and losses recognised directly in equity in accordance with IAS 39, and foreign currency translation.

Capital resources

The assessment basis pursuant to the Austrian Banking Act (banking book) rose slightly, by 0.8 % to € 66.1 bn, compared with year-end 2003. Tier 1 capital also increased moderately, by 0.8 % to € 5.2 bn, in the same period. Net capital resources (€ 8.7 bn) rose by 1 % and therefore remained virtually unchanged. The Tier 1 capital ratio for the Bank Austria Creditanstalt Group consequently amounted to 7.81 % in the first quarter (year-end 2003: 7.82 %), and the total capital ratio came to 13.11 % (year-end 2003: 13.10 %).

Outlook

The recent indicators for the world economy confirm that the upturn that is taking place outside Europe is gaining momentum. Combined with the renewed appreciation of the US dollar and the worldwide rise in interest rates in the last few weeks, these developments are creating more favourable conditions for monetary and real economic growth in Europe. The enlargement of the EU on 1 May, an event of historic significance, will make the growth prospects more visible and will support the dynamic growth experienced in CEE. In Poland, the upturn will continue and will be increasingly supported by investments and exports. In Austria, too, data which are better than recently expected could give the moderate upturn added momentum. Under these circumstances, a reduction of interest rates in Europe is increasingly seen as being unlikely.

For these reasons, we expect business volume in our core markets to pick up – initially only slowly – in the next few quarters, especially in our international corporate business. We also expect the strong pressure of market rates on margins to ease somewhat. From a current perspective we are confident that we will be able to meet our target of at least € 750 m for net income before taxes in 2004 as a whole.

Consolidated Financial Statements

Income statement of the Bank Austria Creditanstalt Group for the 1st quarter of 2004

	(Notes)	1 Jan.– 31 March 2004 €m	1 Jan.– 31 March 2003 €m	Change €m	Change in %
Interest income		1,145	1,269	−123	−9.7
Interest expenses		−604	−749	144	−19.3
Net interest income	(5)	541	520	21	4.1
Losses on loans and advances	(6)	−109	−128	19	−14.6
Net interest income after losses on loans and advances		**432**	**392**	**40**	**10.2**
Fee and commission income		367	339	28	8.4
Fee and commission expenses		−70	−69	−2	2.7
Net fee and commission income	(7)	297	270	26	9.8
Net trading result	(8)	57	109	−52	−48.0
General administrative expenses	(9)	−604	−619	15	−2.4
Balance of other operating income and expenses	(10)	0	−3	3	−98.6
Operating profit		**181**	**149**	**32**	**21.5**
Net income from investments		33	20	13	68.2
Amortisation of goodwill		−18	−15	−3	17.2
Balance of other income and expenses		0	−1	0	−40.2
Profit from ordinary activities/ Net income before taxes		**196**	**153**	**43**	**28.2**
Taxes on income		−47	−33	−14	42.1
Net income		**149**	**120**	**29**	**24.3**
Minority interests		−16	−19	3	−15.1
Consolidated net income		**133**	**101**	**32**	**31.5**

Key data

	1 Jan.– 31 March 2004	1 Jan.– 31 March 2003
Earnings per share (in €)	0.91	0.89
Return on equity before taxes (%)	13.1	13.4
Return on equity after taxes (%)	8.9	8.9
Return on equity after taxes before amortisation of goodwill (%)	12.2	12.6
Cost/income ratio (%)	67.5	69.0
Risk/earnings ratio (%)	20.2	24.6

Note:

In adding up rounded figures and calculating the percentage rates of changes, slight differences may result compared with totals and rates arrived at by adding up component figures which have not been rounded off.

Balance sheet of the Bank Austria Creditanstalt Group at 31 March 2004 compared with the balance sheets at 31 December 2003 and at 31 March 2003

Assets

	(Notes)	31 March 2004 €m	31 Dec. 2003 €m	Change €m	Change in %	31 March 2004 €m	31 March 2003 €m	Change €m	Change in %
Cash and balances with central banks	(11)	2,449	2,286	163	7.1	2,449	1,559	889	57.0
Trading assets	(12)	16,550	16,140	410	2.5	16,550	19,259	−2,709	−14.1
Loans and advances to, and placements with, banks	(13)	24,283	25,130	−847	−3.4	24,283	28,048	−3,765	−13.4
Loans and advances to customers	(14)	76,665	75,997	668	0.9	76,665	74,565	2,100	2.8
– Loan loss provisions	(15)	−3,463	−3,490	28	−0.8	−3,463	−3,616	154	−4.3
Investments	(16)	17,455	15,910	1,545	9.7	17,455	18,500	−1,045	−5.6
Property and equipment	(17)	1,122	1,120	2	0.2	1,122	1,139	−17	−1.5
Intangible assets	(18)	1,279	1,288	−8	−0.6	1,279	1,176	104	8.8
Other assets		2,736	2,674	62	2.3	2,736	4,448	−1,712	−38.5
TOTAL ASSETS		**139,076**	**137,053**	**2,023**	**1.5**	**139,076**	**145,077**	**−6,001**	**−4.1**

Liabilities and shareholders' equity

	(Notes)	31 March 2004 €m	31 Dec. 2003 €m	Change €m	Change in %	31 March 2004 €m	31 March 2003 €m	Change €m	Change in %
Amounts owed to banks	(19)	38,845	39,133	−288	−0.7	38,845	41,229	−2,383	−5.8
Amounts owed to customers	(20)	54,084	53,824	260	0.5	54,084	54,126	−42	−0.1
Liabilities evidenced by certificates	(21)	18,471	17,399	1,072	6.2	18,471	19,187	−716	−3.7
Trading liabilities	(22)	9,423	8,560	863	10.1	9,423	10,842	−1,419	−13.1
Provisions	(23)	3,521	3,422	99	2.9	3,521	3,482	39	1.1
Other liabilities	(24)	2,832	3,118	−287	−9.2	2,832	4,743	−1,912	−40.3
Subordinated capital	(25)	5,392	5,419	−27	−0.5	5,392	6,309	−916	−14.5
Minority interests		379	362	17	4.7	379	615	−236	−38.3
Shareholders' equity		6,128	5,815	313	5.4	6,128	4,544	1,584	34.9
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**139,076**	**137,053**	**2,023**	**1.5**	**139,076**	**145,077**	**−6,001**	**−4.1**

Statement of changes in shareholders' equity of the Bank Austria Creditanstalt Group

€ m	Subscribed capital	Capital reserves	Retained earnings	Reserves in accordance with IAS 39	Shareholders' equity
As at 1 January 2003	829	2,016	2,031	–266	4,610
Consolidated net income			101		101
Dividend paid			–116		–116
Foreign currency translation			–92		–92
Gains and losses recognised directly in equity in accordance with IAS 39				41	41
As at 31 March 2003	829	2,016	1,924	–225	4,544

€ m	Subscribed capital	Capital reserves	Retained earnings	Reserves in accordance with IAS 39[2]	Shareholders' equity
As at 1 January 2004	1,069	2,737[1]	2,149	–139	5,815
Consolidated net income			133		133
Foreign currency translation			25		25
Gains and losses recognised directly in equity in accordance with IAS 39				122	122
Shares in the controlling company		22			22
Other changes			11		11
As at 31 March 2004	1,069	2,759[1]	2,318	–17	6,128

1) Capital reserve in the separate financial statements of Bank Austria Creditanstalt AG: € 2,154 m.

2)

Reserves in accordance with IAS 39	1 Jan. 2004	31 March 2004
Cash flow hedge reserve	–226	–209
Available-for-sale reserve	87	191
Total	–139	–17

Cash flow statement

€ m	1 Jan.–31 March 2004	1 Jan.–31 March 2003
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	2,286	1,824
Cash flows from operating activities	1,496	–10
Cash flows from investing activities	–1,347	90
Cash flows from financing activities	7	–340
Effects of exchange rate changes	5	–5
CASH AND CASH EQUIVALENTS AT END OF PERIOD	2,447	1,559

Notes to the Consolidated Financial Statements of Bank Austria Creditanstalt

(1) Significant accounting principles

The interim report of the Bank Austria Creditanstalt Group has been prepared in accordance with International Financial Reporting Standards (IFRS/IAS), requiring application of IAS 34 (Interim Financial Reporting). It covers the first quarter of 2004 (1 January 2004 to 31 March 2004) and compares it with the same period in the previous year.

(2) Changes in accounting principles in 2004

With the exception of the translation of income and expense items at average exchange rates from 1 January 2004, the accounting principles and methods applied were the same as in the financial statements for 2003. Changes in segment reporting are explained in note 28.

(3) Earnings per share

No financial instruments are outstanding which could have a dilutive effect. Therefore basic earnings per share equal diluted earnings per share. For the first quarter of 2004, earnings per share – based on the number of shares after the capital increase carried out in 2003, through which the total number increased by 33,031,740 shares to 147,031,740 shares – are € 0.91.

For the first quarter of 2003, earnings per share – based on the number of shares before the capital increase, i.e., 114,000,000 shares – were € 0.89.

(4) Changes in the group of consolidated companies in 2004

Central profit banka d.d. Sarajevo, a Bosnian bank which was acquired in the previous year, and HVB-Banka Bosna i Hercegovina d.d. Sarajevo have been consolidated as from 1 January 2004. The two banks are to be merged in the course of this year. Moreover, HVB Jelzálogbank Rt., Budapest, has also been included in the consolidated financial statements for the first time.

The effects of their inclusion on the results for the first quarter of 2004 are shown in the following table:

Income statement of the Bank Austria Creditanstalt Group for the first quarter of 2004
(of which: contribution of HVB Jelzálogbank Rt. + Central profit banka d.d. + HVB-Banka Bosna i Hercegovina d.d.)

€ m	1 Jan.–31 March 2004	Jelzálogbank Rt. + Central profit banka d.d. + HVB-Banka Bosna i Hercegovina d.d.
Interest income	1,145	9
Interest expenses	–604	5
Net interest income	541	4
Losses on loans and advances	–109	–1
Net interest income after losses on loans and advances	**432**	**3**
Fee and commission income	367	2
Fee and commission expenses	–70	0
Net fee and commission income	297	2
Net trading result	57	1
General administrative expenses	–604	–4
Balance of other operating income and expenses	0	0
Operating profit	**181**	**1**
Net income from investments	33	0
Amortisation of goodwill	–18	0
Balance of other income and expenses	0	0
Profit from ordinary activities / Net income before taxes	**196**	**1**
Taxes on income	–47	0
Net income	**149**	**1**
Minority interests	–16	0
Consolidated net income	**133**	**1**

Notes to the Income Statement

(5) Net interest income

€ m	1 Jan. – 31 March 2004	1 Jan. – 31 March 2003
Interest income from		
loans and advances and money market transactions	912	1,017
bonds and other fixed-income securities	136	157
shares and other variable-yield securities	14	33
companies accounted for under the equity method	11	8
investment property	6	6
Interest expenses for		
deposits	–378	–498
liabilities evidenced by certificates	–128	–147
subordinated capital	–60	–75
Results from leasing transactions	30	19
NET INTEREST INCOME	**541**	**520**

(6) Losses on loans and advances

€ m	1 Jan. – 31 March 2004	1 Jan. – 31 March 2003
Allocations to	224	214
provisions for loans and advances	*215*	*204*
provisions for contingent liabilities	*9*	*10*
Releases from	–111	–76
provisions for loans and advances	*–105*	*–72*
provisions for contingent liabilities	*–6*	*–4*
Recoveries of loans and advances previously written off	–4	–10
NET CHARGE FOR LOSSES ON LOANS AND ADVANCES	**109**	**128**

(7) Net fee and commission income

€ m	1 Jan. – 31 March 2004	1 Jan. – 31 March 2003
Securities and custodian business	68	56
Foreign trade/payment transactions	170	166
Lending business	40	35
Other services and advisory business	19	12
NET FEE AND COMMISSION INCOME	**297**	**270**

(8) Net trading result

€ m	1 Jan. – 31 March 2004	1 Jan. – 31 March 2003
Equity-related transactions	18	26
Interest-rate and currency-related transactions	39	83
NET TRADING RESULT	**57**	**109**

(9) General administrative expenses

€m	1 Jan. – 31 March 2004	1 Jan. – 31 March 2003
Staff costs	344	349
Wages and salaries	*231*	*240*
Social-security contributions	*58*	*54*
Expenses for retirement benefits and other benefits	*56*	*55*
Other administrative expenses	200	208
Depreciation and amortisation	60	62
on property and equipment	*34*	*37*
on intangible assets excluding goodwill	*25*	*25*
GENERAL ADMINISTRATIVE EXPENSES	**604**	**619**

(10) Balance of other operating income and expenses

€m	1 Jan. – 31 March 2004	1 Jan. – 31 March 2003
Other operating income	14	17
Other operating expenses	–14	–20
BALANCE OF OTHER OPERATING INCOME AND EXPENSES	**0**	**–3**

Notes to the Balance Sheet

(11) Cash and balances with central banks

€m	31 March 2004	31 Dec. 2003
Cash and balances with central banks	2,354	2,154
Debt instruments issued by public borrowers and bills eligible for discounting at central banks	94	132
Treasury bills and non-interest-bearing Treasury notes as well as similar debt instruments issued by public borrowers	*85*	*122*
Bills of exchange	*9*	*10*
CASH AND BALANCES WITH CENTRAL BANKS	**2,449**	**2,286**

(12) Trading assets

€m	31 March 2004	31 Dec. 2003
Bonds and other fixed-income securities	**6,330**	**6,798**
Money market paper	207	490
Debt securities	5,904	6,149
issued by public borrowers	*1,796*	*2,466*
issued by other borrowers	*4,108*	*3,683*
Group's own debt securities	219	160
Shares and other variable-yield securities	**552**	**538**
Shares	168	132
Investment certificates	31	29
Other	353	377
Positive market values of derivative financial instruments	**9,648**	**8,783**
Equity derivatives	67	64
Interest-rate and currency derivatives	9,581	8,719
Other trading assets	**21**	**21**
TRADING ASSETS	**16,550**	**16,140**

(13) Loans and advances to, and placements with, banks – breakdown by product

€ m	31 March 2004	31 Dec. 2003
Loans and advances	8,014	8,165
Money market placements	16,269	16,965
LOANS AND ADVANCES TO, AND PLACEMENTS WITH, BANKS	**24,283**	**25,130**

(14) Loans and advances to customers – breakdown by product

€ m	31 March 2004	31 Dec. 2003
Loans to local authorities	4,100	4,252
Real estate finance	6,907	6,652
Mortgage loans	*6,651*	*6,480*
Other real estate finance	*256*	*172*
Current account credits	26,711	26,574
Loans	27,565	27,555
Money market placements	1,192	1,169
Other loans and advances	5,620	5,270
Finance lease receivables	4,569	4,524
LOANS AND ADVANCES TO CUSTOMERS	**76,665**	**75,997**

(15) Loan loss provisions

€ m	for loans and advances to, and placements with, banks		for loans and advances to customers		Total	
	31 March 2004	31 March 2003	31 March 2004	31 March 2003	31 March 2004	31 March 2003
At beginning of reporting period	**34**	**94**	**3,456**	**3,528**	**3,490**	**3,622**
Allocation	0	0	215	204	215	204
Release	−2	0	−103	−72	−105	−72
Use	−2	0	−133	−32	−135	−32
Exchange differences and other adjustments not reflected in the income statement	3	−2	−6	−105	−3	−107
AT END OF REPORTING PERIOD	**34**	**92**	**3,429**	**3,524**	**3,463**	**3,616**

(16) Investments

€ m	31 March 2004	31 Dec. 2003
Held-to-maturity investments – debt securities	**6,797**	**6,858**
Available-for-sale investments	**9,549**	**7,952**
Shares in unconsolidated subsidiaries	717	762
Shares in other companies	604	728
Other fixed-income securities	4,294	2,537
Shares and other variable-yield securities	3,934	3,925
Securities held as short-term investments	*2,169*	*2,202*
Securities held as long-term investments	*1,765*	*1,724*
Investments in companies accounted for under the equity method	**728**	**718**
Investment property	**381**	**383**
INVESTMENTS	**17,455**	**15,910**

(17) Property and equipment

€m	31 March 2004	31 Dec. 2003
Land and buildings used for banking operations	741	723
Other land and buildings	18	17
Other property and equipment	364	379
PROPERTY AND EQUIPMENT	**1,122**	**1,120**

(18) Intangible assets

€m	31 March 2004	31 Dec. 2003
Goodwill	1,014	1,015
Other intangible assets	266	273
INTANGIBLE ASSETS	**1,279**	**1,288**

(19) Amounts owed to banks – breakdown by product

€m	31 March 2004	31 Dec. 2003
Repayable on demand	3,005	3,642
With agreed maturity dates or periods of notice	35,840	35,491
Loans raised	*11,438*	*11,393*
Money market deposits by banks	*22,323*	*22,592*
Other amounts owed to banks	*2,080*	*1,506*
AMOUNTS OWED TO BANKS	**38,845**	**39,133**

(20) Amounts owed to customers – breakdown by product

€m	31 March 2004	31 Dec. 2003
Savings deposits	17,670	17,638
Other amounts owed to customers	36,415	36,186
Repayable on demand	*18,013*	*18,199*
With agreed maturity dates or periods of notice	*18,401*	*17,987*
AMOUNTS OWED TO CUSTOMERS	**54,084**	**53,824**

(21) Liabilities evidenced by certificates – breakdown by product

€m	31 March 2004	31 Dec. 2003
Debt securities issued	14,327	14,081
Mortgage bonds and local-authority bonds	*2,231*	*2,390*
Other debt securities issued	*12,096*	*11,691*
Other liabilities evidenced by certificates	4,144	3,318
LIABILITIES EVIDENCED BY CERTIFICATES	**18,471**	**17,399**

(22) Trading liabilities

€m	31 March 2004	31 Dec. 2003
Negative fair values of derivative financial instruments	8,907	8,122
Equity derivatives	*79*	*56*
Interest-rate and currency derivatives	*8,829*	*8,066*
Other trading liabilities	516	438
TRADING LIABILITIES	**9,423**	**8,560**

(23) Provisions

€ m	31 March 2004	31 Dec. 2003
Provisions for retirement benefits and similar obligations	2,628	2,625
Provisions for taxes	575	494
Current taxes	*40*	*39*
Deferred taxes	*535*	*455*
Provisions for restructuring costs	3	0
Provisions for contingent liabilities	140	117
Other provisions for impending losses	175	187
PROVISIONS	**3,521**	**3,422**

(24) Other liabilities

€ m	31 March 2004	31 Dec. 2003
Negative market values of derivative hedging instruments	1,448	1,884
Other amounts payable	1,226	1,130
Deferred income	157	104
OTHER LIABILITIES	**2,832**	**3,118**

(25) Subordinated capital

€ m	31 March 2004	31 Dec. 2003
Subordinated liabilities	4,129	4,259
Supplementary capital	1,264	1,160
SUBORDINATED CAPITAL	**5,392**	**5,419**

Additional IAS Disclosures

(26) Employees

(Full-time equivalent)	31 March 2004	31 Dec. 2003
Bank Austria Creditanstalt Group	**30,842**	**30,377**
Bank Austria Creditanstalt AG and its Austrian subsidiaries that support its core banking business 1)	11,183	11,410
CEE and other subsidiaries 2)	19,659	18,967
of which: Poland	*11,135*	*11,115*

1) Including four non-consolidated subsidiaries which support the core banking business (as at 31 March 2004).
2) Including the consolidated companies Schoellerbank AG, Bank Austria Creditanstalt Leasing GmbH, VISA-SERVICE Kreditkarten AG, Capital Invest KAG, Asset Management GmbH, BA Cayman Islands Ltd., Bank Austria Creditanstalt Immo Trust GmbH, Bank Austria Creditanstalt Wohnbaubank AG; (as at 31 March 2004).

(27) Events after the balance sheet date

After the balance sheet date of the interim report there were no events that are required to be mentioned in this interim report.

(28) Segment reporting

€ m		Private Customers Austria	Corporate Customers Austria	Central and Eastern Europe (CEE)	International Markets	Corporate Center	BA-CA Group
Net interest income	Q1/2004	188	189	162	15	–13	541
	Q1/2003	195	169	139	15	2	520
Losses on loans and advances	Q1/2004	–24	–60	–26	0	0	–109
	Q1/2003	–24	–74	–29	0	–1	–128
Net fee and commission income	Q1/2004	128	70	96	5	–3	297
	Q1/2003	121	70	82	3	–5	270
Net trading result	Q1/2004	1	0	11	37	9	57
	Q1/2003	2	0	27	57	23	109
General administrative expenses	Q1/2004	–255	–138	–162	–34	–14	–604
	Q1/2003	–260	–139	–160	–48	–12	–619
Balance of other operating income and expenses	Q1/2004	0	3	–3	–3	2	0
	Q1/2003	–2	2	–2	–5	3	–3
Operating profit	**Q1/2004**	**37**	**65**	**79**	**20**	**–19**	**181**
	Q1/2003	**32**	**27**	**57**	**22**	**11**	**149**
Net income from investments	Q1/2004	1	–4	2	5	29	33
	Q1/2003	0	7	7	5	1	20
Amortisation of goodwill	Q1/2004	–1	–1	–12	–1	–3	–18
	Q1/2003	–2	–1	–9	–2	–1	–15
Balance of other income and expenses	Q1/2004	0	0	0	0	0	0
	Q1/2003	0	0	0	0	0	–1
Net income before taxes	**Q1/2004**	**36**	**60**	**68**	**24**	**7**	**196**
	Q1/2003	**31**	**33**	**54**	**24**	**11**	**153**
Credit and market risk equivalent (Austrian Banking Act)	Q1/2004	12,275	32,325	15,610	2,838	5,107	68,155
	Q1/2003	11,478	32,354	13,440	3,793	6,228	67,293
Equity allocated (average)	Q1/2004	859	2,263	1,548	199	1,103	5,972
	Q1/2003	712	2,006	833	235	787	4,573
Return on equity before taxes in %	*Q1/2004*	*16.8*	*10.6*	*17.7*	*49.2*	*2.7*	*13.1*
	Q1/2003	*17.4*	*6.5*	*25.9*	*41.5*	*5.6*	*13.4*
Cost/income ratio in %	*Q1/2004*	*80.9*	*52.5*	*60.8*	*62.3*		*67.5*
	Q1/2003	*82.1*	*58.0*	*65.0*	*69.0*		*69.0*
Risk/earnings ratio in %	*Q1/2004*	*12.7*	*31.7*	*15.7*	*0.0*		*20.2*
	Q1/2003	*12.3*	*43.9*	*21.1*	*0.0*		*24.6*

Changes in segment reporting with effect from 2004

Capital allocation is based on Austrian supervisory guidelines. In the past, capital allocated to the business segments amounted to 6.2 % of the risk positions (credit and market risk equivalent). In 2004, the percentage rate has been changed to 7 %; however, in line with international capital market practices, capital allocated to foreign units in the CEE business segment amounts to 10 % of the respective risk equivalent from assets-side business. The difference to the equity capital actually available in each case is transferred to the Corporate Center business segment. Furthermore, of the costs incurred within Bank Austria Creditanstalt AG, only those costs which have a direct earnings-generating business connection with CEE units are allocated to the CEE business segment. Other costs which Bank Austria Creditanstalt AG has so far allocated to the CEE business segment according to specific cost allocation methods remain in the Corporate Center business segment.

As a result of these changes, net interest income in the CEE business segment improves by € 5.7 m, general administrative expenses decline by € 7.8 m, and net income thus improves by € 13.5 m (at the expense of the Corporate Center business segment). This should be taken into account in comparing the figures with those for the previous year, which have not been restated.

Starting from 2004, the interest rate applied to allocated equity capital on a uniform Group-wide basis is 5 %, compared with 6.5 % in 2003.

Information pursuant to the Austrian Banking Act

Capital resources and capital requirements of the Bank Austria Creditanstalt group of credit institutions

(29) Consolidated capital resources and regulatory capital requirements

€ m	31 March 2004	31 Dec. 2003
Core capital (Tier 1)	**5,159**	**5,123**
Paid-in capital	*1,069*	*1,069*
Capital reserve	*2,154*	*2,154*
Revenue reserve	*552*	*538*
Reserve pursuant to Section 23 (6) of the Austrian Banking Act	*2,070*	*2,070*
Untaxed reserves	*158*	*158*
Differences on consolidation pursuant to Section 24 (2) of the Austrian Banking Act	*–311*	*–316*
Less intangible assets	*–533*	*–550*
Supplementary elements (Tier 2)	**3,928**	**3,888**
Supplementary capital	*1,230*	*1,237*
Revaluation reserve	*118*	*93*
Subordinated capital	*2,580*	*2,558*
Deductions	**–425**	**–424**
Net capital resources (Tier 1 plus Tier 2 minus deductions)	**8,662**	**8,587**
Assessment basis (banking book)	**66,085**	**65,550**
Tier 1 capital ratio	7.81 %	7.82 %
Total capital ratio	13.11 %	13.10 %
Available Tier 3	**380**	**432**
Requirement for the trading book and for open foreign exchange positions	379	356
Requirement covered by Tier 3	**379**	**356**

Capital requirements of the Bank Austria Creditanstalt group of credit institutions pursuant to the Austrian Banking Act as at 31 March 2004

€ m Risk weightings	Assets and off-balance sheet positions	Weighted amounts	Capital requirement
0 %	35,732	0	0
10 %	1,241	124	10
20 %	7,321	1,464	117
50 %	11,912	5,956	476
100 %	52,183	52,183	4,175
Investment certificates	1,174	314	25
ASSETS	**109,563**	**60,041**	**4,803**
Off-balance sheet positions	18,043	5,967	477
Special off-balance sheet positions	18,953	77	6
BANKING BOOK	**146,559**	**66,085**	**5,286**

Other Information

(30) Contingent liabilities and commitments

€ m	31 March 2004	31 Dec. 2003
Guarantees	8,894	9,074
Acceptances and endorsements	27	23
CONTINGENT LIABILITIES	**8,921**	**9,097**
Liabilities arising from sales with an option to repurchase	47	771
Other commitments	8,264	8,473
COMMITMENTS	**8,311**	**9,244**

Income Statement of our Consolidated Banking Subsidiaries in CEE

in € m

	Poland		Hungary		Czech Rep.		Slovakia	
	Q1/2004	Q1/2003	Q1/2004	Q1/2003	Q1/2004	Q1/2003	Q1/2004	Q1/2003
Net interest income	84.2	83.3	21.3	17.2	17.7	20.2	8.0	7.2
Losses on loans and advances	−16.3	−21.4	−2.3	−1.7	−2.7	−2.2	−1.2	−0.8
Net fee and commission income	52.1	47.5	12.2	9.1	14.3	12.3	2.5	2.2
Net trading result	3.5	9.0	5.4	3.5	−0.4	−0.4	1.0	0.4
General administrative expenses	−81.9	−94.5	−18.0	−16.4	−17.5	−17.7	−6.3	−5.5
Balance of other operating income and expenses	0.2	0.1	0	0.2	−1.0	−0.4	0	0
Operating profit	**41.8**	**23.9**	**18.5**	**11.8**	**10.4**	**11.8**	**4.0**	**3.4**
Net income from investments	1.4	15.6	0	0	0	0	0	1.6
Amortisation of goodwill	−0.8	−0.8	0	0	0	0	0	0
Balance of other income and expenses	−0.2	−0.2	0	0	0	0	0	0
Profit from ordinary activities / Net income before taxes	**42.2**	**38.5**	**18.5**	**11.8**	**10.4**	**11.8**	**4.0**	**5.0**
Average risk-weighted assets	5,250	4,844	2,170	1,684	2,701	2,419	698	678
Average shareholders' equity	1,127	1,145	319	278	378	349	159	143
Cost/income ratio (in %)	**58.5**	**67.6**	**46.3**	**54.9**	**57.2**	**55.9**	**55.2**	**56.4**
Return on equity before taxes (in %) 2	**15.1**	**13.6**	**23.3**	**17.2**	**11.1**	**13.7**	**10.1**	**14.3**
Exchange rate at end of period (units of local currency per euro)	**4.7706**	**4.4200**	**258.3375**	**246.3500**	**32.7503**	**31.9470**	**40.6880**	**41.5030**

in local currency

	Poland (PLN m)		Hungary (HUF m)		Czech Rep. (CZK m)		Slovakia (SKK m)	
	Q1/2004	Q1/2003	Q1/2004	Q1/2003	Q1/2004	Q1/2003	Q1/2004	Q1/2003
Net interest income	402	368	5,506	4,236	580	646	325	297
Losses on loans and advances	−78	−95	−605	−413	−88	−69	−49	−35
Net fee and commission income	249	210	3,142	2,242	469	392	100	92
Net trading result	17	40	1,392	856	−12	−13	42	15
General administrative expenses	−391	−418	−4,642	−4,049	−574	−565	−258	−228
Balance of other operating income and expenses	1	0	−9	41	−33	−13	0	0
Operating profit	**200**	**106**	**4,784**	**2,913**	**341**	**377**	**161**	**141**
Net income from investments	6	69	0	0	0	0	1	68
Amortisation of goodwill	−4	−4	0	0	0	0	0	0
Balance of other income and expenses	−1	−1	0	0	0	0	0	0
Profit from ordinary activities / Net income before taxes	**201**	**170**	**4,784**	**2,913**	**342**	**377**	**162**	**209**
Average risk-weighted assets	25,047	21,409	560,610	414,866	88,456	77,285	28,403	28,143
Average shareholders' equity	5,377	5,063	82,453	68,580	12,391	11,144	6,475	5,918

1) HVB-Banka Bosna i Hercegovina and Central profit banka combined (not consolidated in the previous year).
2) Based on actual average equity.

Financial information relating to subsidiaries corresponds to the interim financial statements prepared in accordance with IFRS as used for preparing the consolidated financial statements of the Bank Austria Creditanstalt Group.

Slovenia Q1/2004	Slovenia Q1/2003	Croatia Q1/2004	Croatia Q1/2003	Romania Q1/2004	Romania Q1/2003	Bulgaria Q1/2004	Bulgaria Q1/2003	Bosnia[1] Q1/2004	Bosnia[1] Q1/2003	CEE banks Q1/2004	CEE banks Q1/2003
5.5	6.6	16.5	16.6	5.7	3.4	8.7	4.7	2.1	–	169.7	159.2
−0.5	−0.5	−1.7	−1.6	−0.5	−0.5	−0.8	−1.3	−0.2	–	−26.1	−30.1
2.3	2.0	5.5	5.1	2.7	1.6	2.9	2.4	1.3	–	95.6	82.0
−0.6	−0.2	0.7	2.4	0.3	1.1	1.6	4.0	0.1	–	11.8	19.8
−5.0	−5.2	−13.8	−12.8	−3.4	−3.5	−7.9	−7.4	−3.4	–	−157.2	−163.0
−0.1	0	−1.1	−1.5	−0.2	−0.3	0	−0.1	0	–	−2.2	−2.1
1.6	**2.6**	**6.2**	**8.2**	**4.6**	**1.8**	**4.4**	**2.3**	**0**	**–**	**91.5**	**65.8**
0	0	0	−0.1	0	0.5	0.2	0	0	–	1.5	17.6
0	0	0	0	0	0	0	0	0	–	−0.8	−0.8
0	0	0	0	0	0	0	0	0.1	–	0	−0.2
1.6	**2.6**	**6.2**	**8.1**	**4.6**	**2.2**	**4.5**	**2.3**	**0.1**	**–**	**92.2**	**82.4**
754	647	1,710	1,423	421	254	474	330	175	–	14,352	12,279
73	68	191	179	36	26	72	63	23	–	2,379	2,252
70.3	**62.5**	**63.8**	**56.7**	**39.9**	**60.1**	**60.2**	**66.9**	**95.6**	**–**	**57.2**	**63.0**
9.0	**15.7**	**13.0**	**18.3**	**51.7**	**34.4**	**25.3**	**14.8**	**1.2**	**–**	**15.6**	**14.8**
237.5900	**231.9914**	**7.5900**	**7.6700**	**40,672**	**36,250**	**1.9516**	**1.9508**	**1.9558**	**–**	**–**	**–**

Slovenia (SIT m) Q1/2004	Slovenia (SIT m) Q1/2003	Croatia (HRK m) Q1/2004	Croatia (HRK m) Q1/2003	Romania (ROL bn) Q1/2004	Romania (ROL bn) Q1/2003	Bulgaria (BGN m) Q1/2004	Bulgaria (BGN m) Q1/2003	Bosnia[1] (BAM m) Q1/2004	Bosnia[1] (BAM m) Q1/2003
1,314	1,521	125	128	231	124	16.9	9.2	4.2	–
−113	−113	−13	−12	−19	−20	−1.6	−2.6	−0.4	–
537	456	41	39	109	58	5.6	4.6	2.5	–
−135	−37	5	18	13	39	3.2	7.9	0.3	–
−1,189	−1,209	−104	−98	−137	−127	−15.4	−14.4	−6.7	–
−24	−8	−8	−11	−10	−9	−0.1	−0.2	0	–
391	**612**	**47**	**63**	**187**	**65**	**8.6**	**4.5**	**−0.1**	**–**
0	0	0	−1	−1	17	0.3	0	0	–
0	0	0	0	0	0	0	0	0	–
0	0	0	0	0	0	0	0	0.2	–
391	**612**	**47**	**62**	**187**	**81**	**8.9**	**4.5**	**0.1**	**–**
179,227	150,192	12,978	10,911	17,107	9,207	925	644	341	–
17,364	15,823	1,450	1,371	1,453	960	141	123	45	–

Investor Relations

Bank Austria Creditanstalt

Schottengasse 6–8, A-1010 Vienna, Austria

Telephone from abroad: +43 5 05 05-588 53	Telephone within Austria: 0800 05 05 05
Fax from abroad: +43 5 05 05-588 08	Fax within Austria: 05 05 05-588 08
e-mail: IR@ba-ca.com	Internet: http://ir.ba-ca.com
Harald Triplat (Head of IR) Tel: +43 (0)5 05 05-500 05	e-mail: Harald.Triplat@ba-ca.com
Gerhard Smoley (Deputy Head of IR) Tel: +43 (0)5 05 05-588 03	e-mail: Gerhard.Smoley@ba-ca.com

Information on the BA-CA share

			Vienna Stock Exchange	Warsaw Stock Exchange
ISIN	AT0000995006	Trading symbol	BACA	BCA
Number of shares outstanding	147,031,740	Reuters RIC	BACA.VI	BACA.WA
Free float	22.47 %	Bloomberg Ticker Code	BACA AV	BCA PW

Ratings

Ratings	Long-term	Subordinated liabilities	Short-term
Moody's	A2*	A3*	P-1
Standard & Poor's	A–*	BBB+	A-2

*) Outlook: stable

Coverage

Citigroup, CSFB, Deutsche Bank, Erste Bank, Goldman Sachs, ING, JP Morgan, Merrill Lynch, Raiffeisen Centro Bank, UBS

Financial calendar

19 May 2004	**Annual General Meeting of Bank Austria Creditanstalt AG, Vienna**
25 May 2004	**Ex-dividend date**
28 May 2004	**Dividend payment date**
5 August 2004	**Results for the first six months of 2004**
4 November 2004	**Results for the first nine months of 2004**

Information provided by IR:

Annual Report
Online Annual Report
Interim reports
IR releases
Ad hoc reporting
IR website
Company presentations

All information is available electronically at http://ir.ba-ca.com

Published by:

Bank Austria Creditanstalt AG
A-1010 Vienna, Am Hof 2
A-1030 Vienna, Vordere Zollamtsstrasse 13
Telephone within Austria: 05 05 05-0
Telephone from abroad: (+43) 5 05 05-0
Fax within Austria: 05 05 05-56149
Fax from abroad: (+43) 5 05 05-56149
Internet: www.ba-ca.com
e-mail: info@ba-ca.com
BIC: BKAUATWW
Austrian bank code: 12000
Austrian Register of Companies: FN 150714p
VAT registration number: ATU 51507409

Editors:

Financial Relations and Strategic Planning

Photographs:

Kurt Keinrath

Graphics:

Horvath, Leobendorf

Printed by:

Gutenberg Druck GmbH
A-2700 Wr. Neustadt

The Interim Report is available from:

Bank Austria Creditanstalt AG
Group Public Relations
P.O.Box 22.000
A-1011 Vienna, Austria
Telephone within Austria: 05 05 05-56148
(telephone answering machine)
Telephone from abroad: (+43) 5 05 05-56148
(telephone answering machine)
Fax within Austria: 05 05 05-56945
Fax from abroad: (+43) 5 05 05-56945
e-mail: pub@ba-ca.com

24h ServiceLine:

Telephone within Austria: 05 05 05-25
Telephone from abroad: (+43) 5 05 05-25

Notes

This report contains forward-looking statements relating to the future performance of Bank Austria Creditanstalt. These statements reflect estimates which we have made on the basis of all information available to us at present. Should the assumptions underlying forward-looking statements prove incorrect, or should risks materialise to an extent not anticipated, actual results may vary from those expected at present.

"Bank Austria Creditanstalt" (BA-CA) as used in this report refers to the group of consolidated companies. "Bank Austria Creditanstalt AG" as used in this report refers to the parent company.

In adding up rounded figures and calculating the percentage rates of changes, slight differences may result compared with totals and rates arrived at by adding up component figures which have not been rounded off.

Editorial close of this Interim Report

26 April 2004